      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           THE SPORTS AUTHORITY, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

             DELAWARE                   3383 NORTH STATE ROAD 7                   36-3511120
 (State or other jurisdiction of     FORT LAUDERDALE, FLORIDA 33319            (I.R.S. Employer
  incorporation or organization)             (954) 735-1701                 Identification Number)
                                   (Address, including zip code, and
                                    telephone number, including area
                                    code, of registrant's principal
                                           executive offices)

                             ---------------------
                            FRANK W. BUBB, III, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           THE SPORTS AUTHORITY, INC.
                            3383 NORTH STATE ROAD 7
                         FORT LAUDERDALE, FLORIDA 33319
                                 (954) 735-1701
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

              JOHN S. FLETCHER, ESQ.                              MORTON A. PIERCE, ESQ.
              STEPHEN M. RUBIN, ESQ.                               DEWEY BALLANTINE LLP
            MORGAN, LEWIS & BOCKIUS LLP                         1301 AVENUE OF THE AMERICAS
         5300 FIRST UNION FINANCIAL CENTER                          NEW YORK, NY 10019
           200 SOUTH BISCAYNE BOULEVARD                               (212) 259-8000
             MIAMI, FLORIDA 33131-2339
                  (305) 579-0300

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
       TITLE OF EACH CLASS OF            AMOUNT TO BE           OFFERING            AGGREGATE           REGISTRATION
    SECURITIES TO BE REGISTERED         REGISTERED(1)      PRICE PER SHARE(2)   OFFERING PRICE(2)           FEE
------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per
  share.............................   8,130,081 Shares          $11.07           $90,000,000.00         $8,280.00
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,060,445 shares in the aggregate that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee under Rule 457(c) on the basis of the average of the high and low prices of the common stock reported on The New York Stock Exchange on June 28, 2002.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 1, 2002

                                           Shares

                            (SPORTS AUTHORITY LOGO)

                           THE SPORTS AUTHORITY, INC.

                                  Common Stock

                               ------------------

     We are selling           shares of common stock.

     Our common stock is listed on The New York Stock Exchange under the symbol "TSA." The last reported sale price on June 28, 2002 was $11.36 per share.

     The underwriters have an option to purchase a maximum of        additional
shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 9.

                                                                             UNDERWRITING         PROCEEDS TO
                                                           PRICE TO          DISCOUNTS AND        THE SPORTS
                                                            PUBLIC            COMMISSIONS          AUTHORITY
                                                       -----------------   -----------------   -----------------
Per Share............................................        $                   $                   $
Total................................................       $                   $                   $

     Delivery of the shares of common stock will be made on or about           ,
2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

STEPHENS INC.
                  MORGAN KEEGAN & COMPANY, INC.
                                   SUNTRUST ROBINSON HUMPHREY
                                                WELLS FARGO SECURITIES, LLC

                The date of this prospectus is           , 2002.

INSIDE FRONT COVER:

[Sports Authority logo with graphic]

VISION:

To always be the best choice for everything you want to fulfill your passion to play.

MISSION:

Through a world-class service culture, we equip everyone who wants to play with the right tools, information and inspiration.

We do this anytime, anywhere and anyway we choose in order to generate optimal profits for our shareholders.

VALUES:

     - Our Customers Always Win

     - We Compete to Win

     - We are One Team

     - We Play Fair

                 "One brand recognized across the country. . ."

[Map of the United States indicating the states in which The Sports Authority stores are located.]

                  "201 stores in 32 states as of July 1, 2002"

INSIDE FRONT COVER:

"Our 'store-within-a-store' design featured in our new and remodeled stores offers a convenient and customer-friendly shopping experience."
[Side by side photographs of sporting goods.]

"FOOTWEAR
Our new full-service footwear department is now located at the front of the store and provides you with personalized service."
[Photograph of full-service footwear department]

"FITNESS
Easy access to our extensive selection of fitness equipment and accessories lets you try it out before you buy."
[Photograph of fitness equipment and accessories]

"TEAM
If team sports is your game, we carry what you need to get into the action." [Photograph of team sports department]

"APPAREL
Find a wide selection of your favorite brands, including Nike, Adidas, Reebok and our own private label selection."
[Photograph of brand name apparel]

"GOLF
Find what you need for golf, including equipment, apparel and accessories, in our new specialty golf shop."
[Photograph of golf shop]

"WHEELS
Find our extensive selection of bikes, in-line skates and skateboards along with a wide selection of accessories and services."
[Photograph of bikes, in-line skates and accessories]

                      [Sports Authority logo with graphic]

                               [Brand name logos]

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY...................     1
RISK FACTORS.........................     9
FORWARD LOOKING STATEMENTS...........    15
USE OF PROCEEDS......................    16
PRICE RANGE OF COMMON STOCK..........    17
DIVIDEND POLICY......................    17
CAPITALIZATION.......................    18
SELECTED CONSOLIDATED FINANCIAL AND
  OTHER DATA.........................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................    22
BUSINESS.............................    31
MANAGEMENT...........................    41

                                        PAGE
                                        ----
PRINCIPAL STOCKHOLDERS...............    44
DESCRIPTION OF OUR CAPITAL STOCK.....    46
MATERIAL U.S. FEDERAL INCOME AND
  ESTATE TAX CONSEQUENCES FOR
  NON-U.S. HOLDERS...................    48
UNDERWRITING.........................    51
NOTICE TO CANADIAN RESIDENTS.........    53
LEGAL MATTERS........................    55
INDEPENDENT AUDITORS.................    55
WHERE YOU CAN FIND MORE
  INFORMATION........................    55
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS.........................   F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the SEC filings that we have incorporated by reference into this prospectus, the "Risk Factors" section, the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. We use terms such as "we," "our" or "us" in this prospectus when we refer to The Sports Authority, Inc. and our consolidated subsidiaries, unless the context indicates otherwise. Unless we indicate otherwise, when we refer to a year or a quarter in this prospectus, we are referring to our fiscal year or our fiscal quarter for the year or quarter indicated. Our fiscal year ends on the Saturday closest to the last day of January. As a result, the actual number of weeks in our fiscal year fluctuates and occasionally results in a 53-week fiscal year.

                                  OUR BUSINESS

     We are the largest full-line sporting goods retailer in the United States, with sales of over $1.4 billion in 2001. We currently operate 201 stores in 32 states across the United States, substantially all of which range in size from 35,000 to 55,000 square feet. An additional 34 "The Sports Authority" stores are operated in Japan by a joint venture of which we own 19.9%. In addition to our retail stores, we offer merchandise through alternative channels such as www.thesportsauthority.com, a retail website operated by a third party.

     We provide our customers with a one-stop shopping destination for their sporting goods needs including equipment, footwear, apparel and accessories. We offer an extensive selection of competitively priced, quality brand name and private label products. Our stores carry an average of over 40,000 stock keeping units, or SKUs, with merchandise assortments tailored to reflect regional differences in customer preferences. We sell a large number of nationally recognized brands such as Nike, New Balance, Titleist, Taylor Made, Reebok, Wilson, Russell, Diamondback and Salomon. Our private label products augment these national brands by combining quality, value and exclusivity across various product categories.

     The U.S. sporting goods retail sector is highly fragmented and we believe it is under-penetrated by full-line sporting goods retailers. We estimate that, of retailers specializing in sporting goods, we have the largest share of the market at approximately 2%. We believe that the fragmentation within this sector, our size and our recognized brand name afford us an opportunity to increase our market share. We intend to pursue our focused growth strategy by:

     - remodeling substantially all of our existing stores;

     - further penetrating our existing and adjacent markets;

     - expanding into additional markets we believe are underserved; and

     - taking advantage of strategic opportunities for sector consolidation.

                               OUR REPOSITIONING

     While our North American store base grew from 107 to 213 stores from the end of 1994 to the end of 1998, our average sales and profitability per store declined. In September 1998, Martin Hanaka was appointed as our Chief Executive Officer and commenced a series of initiatives to reverse these trends and improve our overall financial performance. These initiatives included:

     - hiring a new management team with broad retail experience;

     - curtailing new store growth and rationalizing the existing store base by closing 23 under-performing stores;

     - improving cash flow and strengthening our balance sheet;

     - developing a plan to remodel our stores to a new format;

     - focusing on superior customer service;

     - improving our merchandise assortment and brand content;

     - investing to improve our information systems; and

     - changing to the more precise cost method from the retail method of accounting for inventories.

     We believe these initiatives led to significant improvement in our operating and financial performance, resulting in the growth of our adjusted EBITDA from $10.0 million in 1999 to $70.0 million in 2001. A definition of adjusted EBITDA can be found in Note 6 to the section captioned "Selected Consolidated Financial and Other Data," beginning on page 19 of this prospectus.

                           OUR COMPETITIVE STRENGTHS

     WE ARE THE LARGEST FULL-LINE SPORTING GOODS RETAILER IN THE UNITED STATES. We believe we are well positioned in some of the most attractive sporting goods markets in the United States, including Florida, New York, New Jersey and the Washington, D.C. metropolitan area. We believe our leading position gives us significant competitive advantages, including:

     - nationwide recognition of the "Sports Authority" brand name;

     - economies of scale;

     - strong vendor relationships;

     - an extensive selection of quality brand name and private label merchandise; and

     - a geographically diversified store base.

     WE HAVE A SENIOR MANAGEMENT TEAM WITH EXTENSIVE RETAIL EXPERIENCE BEYOND SPORTING GOODS. Our 17-person senior management team includes 14 executives who have joined us since the beginning of 1998. Our senior executives average 20 years' experience in retailing and have diverse backgrounds in many retailing segments that complement the sporting goods experience of our merchandising team.

     WE OFFER AN EXTENSIVE SELECTION OF QUALITY BRAND NAME AND PRIVATE LABEL MERCHANDISE AT COMPETITIVE PRICES ACROSS A RANGE OF PRICE POINTS. We offer a wide variety of sporting goods including equipment, footwear, apparel and accessories, ranging from value-oriented merchandise to high-end performance products at higher price points. This merchandise assortment is intended to meet the diverse needs of customers from the everyday athlete to the sports enthusiast. Our focused buying, economies of scale and store size permit us to offer this extensive selection at competitive prices. We offer brands from over 650 vendors including Nike, New Balance, Titleist, Taylor Made, Reebok, Wilson, Russell, Diamondback and Salomon. In addition, we are continuing to expand our exclusive assortment of private label merchandise.

     WE HAVE SOPHISTICATED INFORMATION SYSTEMS. During the past three years, we have invested approximately $40 million in the acquisition, upgrade and integration of a "best of breed" portfolio of information systems. We believe these advanced systems are enabling us to make more timely and accurate decisions in order to:

     - improve our merchandise assortment;

     - enhance margins;

     - reduce overall inventory levels while improving merchandise in-stock positions;

     - increase our ability to customize the merchandise selection in each store to meet regional customer preferences; and

     - measure and improve our store workforce productivity.

                              OUR GROWTH STRATEGY

     We seek to further enhance our operating and financial performance to drive future earnings growth through the following key strategic initiatives:

     DEVELOP A SUPERIOR CUSTOMER SERVICE CULTURE. We are committed to creating a superior customer service culture to drive sales, margins and profitability. We are implementing key initiatives designed to improve customer service including enhanced employee training, product knowledge certification, specialty services and use of hiring kiosks to identify customer centric applicants. In addition, store management compensation includes a bonus plan designed to reward financial performance and customer satisfaction.

     REMODEL STORES TO OUR NEW STORE FORMAT. We are in the early stages of remodeling our stores from a warehouse format to a specialty store-within-a-store format to create a more convenient, customer-friendly shopping environment in order to produce higher sales, margins and profitability. Our new format features a full-service footwear department, relocated departments for greater visibility, a brighter color palette and light level, lower shelving and fixture profiles, enhanced signage and an array of audio visual entertainment. Our new format enables us to strategically arrange products to allow for improved cross-merchandising of related items, a display method commonly used by specialty shops and pro shops. We remodeled one store in 2000, eight stores in 2001 and 18 so far in 2002. We plan to remodel 15 stores during the remainder of 2002, approximately 40 stores during 2003 and almost all of our stores by 2005. Over the 12-month period following the completion of remodeling, we expect remodeled stores to achieve comparable store sales growth ranging from three to five percentage points above non-remodeled stores we consider to be similar.

     SELECTIVELY ADD NEW STORES USING THE NEW STORE FORMAT. We have opened three new stores so far this year. We intend to open two additional new stores this year and up to 12 new stores in 2003. As part of our focused growth strategy, we seek to open new stores primarily in our existing multi-store and contiguous markets. By expanding in these markets, we believe we can achieve significant market penetration and greater economies of scale by leveraging existing distribution, advertising and management expenses, while minimizing cannibalization of sales at existing stores. We believe there are up to 65 potential fill-in locations in these markets.

     DIFFERENTIATE OURSELVES THROUGH EFFECTIVE BRAND MANAGEMENT AND COMMUNITY INVOLVEMENT. We intend to continue to seek additional leading national brands in select product categories and further expand our private label merchandise assortment. Private label sales in the first quarter of 2002 accounted for approximately 7% of our sales. Also, we are enhancing the nationwide recognition of our "Sports Authority" brand through various community programs and our multi-channel sales initiatives.

     REDESIGN OUR SUPPLY-CHAIN MODEL. Over the next 18 to 24 months, we plan to expand our distribution infrastructure by adding a new distribution center in the northeastern United States and introducing reserve storage capacity in our distribution centers. Once fully implemented, we believe our supply chain redesign will enable us to improve the flow of merchandise to our stores, improve merchandise in-stock levels and reduce our overall inventories by up to 10%.

     PARTICIPATE IN THE CONSOLIDATION OF THE HIGHLY FRAGMENTED SPORTING GOODS RETAIL SECTOR. We believe the fragmentation of the U.S. sporting goods retail sector offers opportunities to achieve additional economies of scale and resulting synergies through consolidation. We also believe it may be economically advantageous for us to complement new store growth with strategic acquisitions. We will continue to evaluate potential acquisition opportunities which we believe will build stockholder value.

                              RECENT DEVELOPMENTS

     In our first quarter earnings release on May 23, 2002, we announced that we expect to recognize a one-time deferred tax benefit in the fourth quarter of 2002. In 1999, we eliminated deferred tax assets from our balance sheet when the realization of these tax assets was deemed to be uncertain, as required under generally accepted accounting principles, or GAAP. Once we achieve cumulative pretax income for a period of three consecutive years and the realization of the previously eliminated deferred tax assets is deemed to be likely,

GAAP requires that we restore these deferred tax assets on our balance sheet. We expect that this event will occur at the end of 2002 and will add $35 to $40 million to our balance sheet assets, as well as retained earnings. Our income statement would reflect a one-time tax benefit of $1.03 to $1.17 per diluted share.

     In 2003, we expect to record income taxes in our financial statements at an effective tax rate of approximately 40% of pretax earnings. However, as a result of the expected realization of a portion of these deferred tax assets, we currently estimate actual cash payments for income taxes in 2003 will be less than the income tax expense in our 2003 financial statements.

     On June 24, 2002, we announced that we expect earnings per diluted share for the second quarter of 2002 to range from $0.26 to $0.28, based on stronger than planned merchandise margins and softer than planned merchandise sales. We continue to estimate that 2002 diluted earnings per share will be in the range of $0.68, at an effective tax rate of zero, excluding the expected one-time tax benefit. In addition, we currently estimate that fully taxed, diluted earnings per share in 2003 will be in the $0.70 to $0.80 range.

                             ---------------------

     The Sports Authority, Inc. is a Delaware corporation. Our principal executive offices are located at 3383 North State Road 7, Fort Lauderdale, Florida 33319. Our telephone number is (954) 735-1701.

     Our website is www.thesportsauthority.com. Our website is not part of this prospectus.

     We have a number of trademark and service mark applications and registrations, including "The Sports Authority," "The Ski Authority," "Golf Authority," "Tennis Authority," "Team Sports Authority," "thesportsauthority.com," "Get Out and Play," "Come In and Play," "TSA Total Sports America," "TSA Athletic," "Golf Day," "Estero," "Parkside," "Northpoint Adventure Gear," "Masse," "ProV2," "Woodbridge" and "Ocean Ridge." All other trademarks and trade names used in this prospectus are the property of their respective owners.

                                 THIS OFFERING

Common stock offered by us....                  shares

Over-allotment option granted
by us.........................                  shares

Common stock to be outstanding
after this offering...........                  shares

Use of proceeds...............   We intend to use all of the net proceeds from
                                 this offering to repay a portion of the
                                 outstanding balance under our revolving credit facility.

NYSE symbol...................   "TSA"

     Unless otherwise indicated, all share information in this prospectus is based on 32,789,290 shares of common stock outstanding as of June 10, 2002 and excludes 4,916,725 shares of our common stock available for future issuance
under outstanding stock options and the sale of up to                shares of
our common stock that the underwriters have the option to purchase from us to cover over-allotments.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated statement of operations data for each of the years ended January 29, 2000, February 3, 2001 and February 2, 2002, and the consolidated balance sheet data as of February 3, 2001 and February 2, 2002 are derived from our audited consolidated financial statements beginning on page F-1 of this prospectus. This data should be read in conjunction with the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 22 of this prospectus, and our audited consolidated financial statements and related notes beginning on page F-1 of this prospectus. The balance sheet data as of January 29, 2000 is derived from our audited consolidated financial statements not presented herein. The summary consolidated statement of operations data and balance sheet data for the thirteen weeks ended May 5, 2001 and May 4, 2002 are derived from our unaudited consolidated financial statements beginning on page F-24 of this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary to state fairly the data included therein in accordance with GAAP. Interim results may not be indicative of results for the remainder of the year.

     During 1999, we revised our fiscal year to end on Saturday, January 29, 2000, and to cause all succeeding fiscal years to end on the Saturday closest to the last day of January. This change added six days to the 1999 fiscal year, which were included in our results of operations for that year. The years ended January 29, 2000 and February 3, 2001 consisted of 53 weeks, and the year ended February 2, 2002 consisted of 52 weeks.

                                                 FISCAL YEAR ENDED              FIRST QUARTER ENDED
                                      ---------------------------------------   -------------------
                                      JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    MAY 5,     MAY 4,
                                         2000          2001          2002         2001       2002
                                      -----------   -----------   -----------   --------   --------
                                      (Amounts in thousands, except per share data and store data)
                                                                                    (Unaudited)
STATEMENT OF OPERATIONS DATA:
  Sales.............................  $1,492,860    $1,485,839    $1,415,552    $339,371   $353,478
  License fee income................       1,829         2,748         3,446         716      1,004
                                      ----------    ----------    ----------    --------   --------
  Total revenue.....................   1,494,689     1,488,587     1,418,998     340,087    354,482
  Operating income (loss)...........    (133,054)       27,523        23,099      (1,117)     2,939
  Interest, net.....................     (15,287)      (20,744)      (13,332)     (4,930)    (1,235)
  Income (loss) before income taxes,
     extraordinary gain and
     accounting change..............    (143,340)        6,779        12,305      (6,047)     1,704
  Net income (loss).................    (160,544)       25,426        12,350      (6,329)     1,704
Diluted earnings (loss) per common
  share:
  Income (loss) before extraordinary
     gain and accounting
     change(1)......................  $    (5.19)   $      .21    $      .37    $   (.18)  $    .05
                                      ==========    ==========    ==========    ========   ========
  Net income (loss).................  $    (5.02)   $      .78    $      .37    $   (.19)  $    .05
                                      ==========    ==========    ==========    ========   ========
Diluted weighted average common
  shares outstanding................      32,003        32,311        33,080      32,547     34,138
                                      ==========    ==========    ==========    ========   ========

SELECTED FINANCIAL AND OPERATING
  DATA:
  Stores count at end of
     period(2)......................         201           198           198         198        199
  Comparable store sales increase
     (decrease)(3)..................        (3.4)%         1.5%         (3.0)%      (5.0)%      3.9%
  Gross profit margin(4)............        24.2 %        26.6%         27.3 %      26.0 %     26.8%

                                                 FISCAL YEAR ENDED              FIRST QUARTER ENDED
                                      ---------------------------------------   -------------------
                                      JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    MAY 5,     MAY 4,
                                         2000          2001          2002         2001       2002
                                      -----------   -----------   -----------   --------   --------
                                                         (Amounts in thousands)
                                                                                    (Unaudited)
  EBITDA(5).........................  $  (86,869)   $   67,186    $   63,674    $  9,138   $ 12,494
  Adjusted EBITDA(5)................  $   10,043    $   69,949    $   70,027    $  9,938   $ 12,494
  Adjusted EBITDA margin(5).........         0.7%          4.7%          4.9%        2.9%       3.5%
  Weighted average sales per
     store(6).......................  $    7,282    $    7,440    $    7,152    $  1,715   $  1,782
  Capital expenditures..............  $   31,640    $   35,879    $   20,486    $  2,542   $  6,427

BALANCE SHEET DATA:
  Working capital(7)................  $   62,102    $  160,200    $  188,738    $151,524   $181,933
  Total assets......................     643,003       662,547       601,157     635,920    624,284
  Long-term debt....................     126,029       205,100       179,333     198,054    167,381
  Total debt........................     256,573       250,856       180,332     239,099    168,208
  Stockholders' equity..............     116,110       142,317       155,123     136,454    157,412

                                                                     MAY 4, 2002
                                                              -------------------------
                                                                            AS ADJUSTED
                                                                              FOR THE
                                                                ACTUAL       OFFERING
                                                              -----------   -----------
                                                                     (Unaudited)
Working capital(7)..........................................   $181,933      $181,933
Total assets................................................    624,284       624,284
Long-term debt..............................................    167,381
Total debt..................................................    168,208
Stockholders' equity........................................    157,412

---------------

(1) In 2000 and 2001, our effective tax rate was nominal due to the utilization of net operating loss carryforwards and other temporary differences which were available to offset taxable income. As such, we recorded no tax provision for these years other than a $2.0 million estimated alternative minimum tax provision on the extraordinary gain on debt repurchased in 2000. For 2002, we also estimate a nominal effective tax rate on pretax income (before the expected reversal of substantially all of our deferred tax asset valuation allowance in the fourth quarter of 2002) and, accordingly, no tax provision has been recorded for the first quarter ended May 4, 2002. In 2003, we expect to return to an effective tax rate of approximately 40%. Had our effective tax rate been 40% in 2000, 2001 and 2002, our diluted earnings
    (loss) per common share before extraordinary gain and accounting change would have been $.13 and $.22 for 2000 and 2001, respectively, and $(.11) and $.03 for the first quarter ended May 5, 2001 and May 4, 2002, respectively.

(2) Store count data excludes two clearance centers which were opened on a test basis in previously closed store locations. The clearance centers were opened in 1999 and subsequently closed in the second quarter of 2000.

(3) Comparable store sales exclude sales from stores closed in the applicable fiscal years. For more information, see the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 22 of this prospectus.

(4) Gross profit margin represents sales less cost of merchandise sold divided by sales. License fee income is excluded from this calculation.

(5) EBITDA represents operating income (loss) before depreciation and amortization (excluding amortization of financing costs). Adjusted EBITDA represents EBITDA adjusted for non-routine restructuring charges, including store exit costs, impairment of long-lived assets and corporate restructuring. Adjusted EBITDA margin represents adjusted EBITDA divided by sales. We believe that EBITDA is a widely-accepted measurement used by investors and analysts to compare financial performance across companies, and that adjusted EBITDA is a useful measurement to evaluate our company in particular. EBITDA and adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies calculate these measures in an identical manner. Additionally, EBITDA and adjusted EBITDA should not be considered as an alternative or substitute for cash flows and other performance measures prepared in accordance with generally accepted accounting principles, nor as a measure of our liquidity.

(6) For 1999 and 2000, weighted average sales per store have been adjusted to reflect a comparable 52-week period.

(7) The higher level of working capital in 2000 and thereafter reflects the reclassification of borrowings under our revolving credit facility from current to long-term based on an amendment to the facility in August 2000.

                                  RISK FACTORS

     The purchase of our common stock involves substantial investment risks. You should carefully consider the following risk factors and all other information in, or incorporated by reference into, this prospectus before you purchase our common stock. If any of these risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR KEY STRATEGIC INITIATIVES, WE MAY NOT REALIZE THE BENEFITS OF THESE INITIATIVES AND OUR BUSINESS AND FINANCIAL RESULTS COULD SUFFER.

     Our ability to implement our key initiatives depends, in part, on:

     - the effectiveness of our efforts to attract, retain and train the management personnel and employees needed to implement these initiatives;

     - the ability of our remodeled and new stores to meet our internal financial operating targets;

     - the availability of capital to finance these initiatives;

     - our ability to select and compete for desirable new locations;

     - our ability to negotiate acceptable terms for the lease of these locations;

     - the proximity of our competitors' stores; and

     - the acceptance of our new stores in markets where we have a limited presence.

     To implement our key initiatives, we will need to attract and retain qualified management personnel who understand and believe in our business model and strategy. These individuals must also be able to consistently execute our initiatives. If they are unable or unwilling to do so, our initiatives may fail.

     We must also train most of our sales associates so that they are familiar with our customer service culture. Historically, we have had a high turn-over rate with our sales associates and we believe that this trend will continue. If general economic conditions improve, competition for qualified personnel will also increase. As a result, we may be unable to attract or retain the qualified personnel that we will need to consistently execute our key initiatives.

     Our ability to open new stores will depend on the availability and cost of desirable locations in relevant local real estate markets. We cannot assure you that our remodeled and new stores will meet our internal financial operating targets. In addition, we may be unable to operate our new stores profitably or our remodeled stores more profitably. As a result of our remodeling and expansion strategy, we face significant expenses that may be further inflated by rising remodeling costs or our inability to negotiate acceptable terms for the lease of desirable locations. Because of these costs, we may be required to reallocate our budget in a way that limits our ability to capitalize on other opportunities to expand our business and our business and financial results could suffer.

     Our ability to establish a new regional distribution center will depend on the availability of a suitable and cost-effective facility, the ability of third parties to design and prepare the facility for use, successful integration of our warehouse management systems and the availability of an adequate labor force. In addition, the success of this and other supply chain initiatives are heavily dependent on the implementation and consistent execution of new processes and use of new systems capabilities by our merchandising and supply chain personnel. Our new distribution center may not enable us to improve the flow of merchandise to our stores or improve our inventory management.

IF OUR CUSTOMERS DO NOT RESPOND TO SOME OF OUR KEY BUSINESS INITIATIVES, WE MAY NOT REALIZE THE BENEFITS OF THESE INITIATIVES AND OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER.

     We have begun several of our key initiatives because we expect our customers to respond in a manner that increases our revenues and earnings. We cannot assure you that we have accurately anticipated how our customers will respond to our key initiatives. If our customer service culture, our store remodels, our improvements in the brands we offer or our increased community involvement do not attract enough loyal customers, we will not realize the intended results of these initiatives and our business and financial results may suffer.

THE FUTURE PERFORMANCE OF OUR REMODELED STORES IS DIFFICULT TO ESTIMATE AND WE MAY NOT BE ABLE TO OPERATE THESE STORES MORE PROFITABLY FOLLOWING THE REMODELING.

     We are in the early stages of remodeling our stores from a warehouse format to a specialty store-within-a-store format. We may be unable to operate our remodeled stores more profitably and we cannot assure you that our remodeled stores will operate as currently expected. It is difficult to estimate the future performance of our remodeled stores because they have a limited operating history in their new format. It is also difficult to estimate future performance because of the impact that factors such as the terrorist attacks of September 11, 2001, weather patterns, competition and other store specific factors have had on individual remodeled store sales. As you evaluate our estimates of future comparable store sales and profitability for our remodeled stores, you should consider the risks and uncertainties frequently encountered when using estimates based on a small sample of stores in the early stages of a remodeling program. Our remodeled stores may not be successful and we may not achieve the expected improvement in comparable store sales or profitability.

IF WE LOSE THE SERVICES OF KEY MEMBERS OF OUR MANAGEMENT, WE MAY NOT BE ABLE TO MANAGE OUR OPERATIONS AND IMPLEMENT OUR KEY INITIATIVES EFFECTIVELY.

     Our future success depends, in large part, on the continued service of Martin Hanaka, our Chairman and Chief Executive Officer, Elliott Kerbis, our President and Chief Merchandising Officer, George Mihalko, our Vice Chairman, Chief Administrative Officer and Chief Financial Officer, Jim Tener, our Executive Vice President and Chief Operating Officer and some of our other key executive officers and managers who possess significant expertise and knowledge of our business and markets. Any loss or interruption of the services of these individuals could significantly reduce our ability to effectively manage our operations and implement our key initiatives because we cannot assure you that we would be able to find appropriate replacements for our key executives and managers should the need arise.

IF WE DO NOT EFFECTIVELY RESPOND TO NEW AND EXISTING COMPETITION, WE MAY LOSE MARKET SHARE AND OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER.

     The sporting goods retail sector is highly competitive and fragmented. We face competition from a variety of retailers, some of which continue to expand rapidly. Some of our competitors may have financial and other resources greater than ours. We may experience more competition if new or existing competitors expand in our markets or if we expand into new markets served by our competitors. Our success depends on our ability to timely and adequately respond to any increased competition. If we are unable to do so, we may lose significant market share and our business and financial results may suffer.

IF WE DO NOT ACCURATELY ANTICIPATE AND RESPOND TO THE CHANGING PREFERENCES OF OUR CUSTOMERS, OUR REVENUES COULD SIGNIFICANTLY DECLINE AND WE MAY BE REQUIRED TO TAKE SIGNIFICANT MARKDOWNS IN INVENTORY.

     Our success depends, in large part, on our ability to accurately identify and anticipate the changing preferences of our customers and stock our stores with a wide selection of quality merchandise that appeals to their preferences. Our customers' preferences for merchandise and particular brands vary from location to location, and may vary significantly over time. We cannot guarantee that we can accurately identify or anticipate the changing preferences of our customers or stock our stores with merchandise that appeals to them. If we do not accurately identify and anticipate our customers' preferences, we may lose sales or we may overstock merchandise, which may require us to take significant markdowns on our inventory. In either case, our revenues could significantly decline and our business and financial results may suffer.

OUR QUARTERLY RESULTS OF OPERATIONS MAY FLUCTUATE SUBSTANTIALLY, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK, PARTICULARLY IF OUR QUARTERLY RESULTS ARE LOWER THAN THE EXPECTATIONS OF SECURITIES ANALYSTS.

     Our revenues and results of operations have fluctuated in the past and may vary from quarter to quarter in the future. Our financial results depend significantly on the holiday selling season in the fourth quarter. A market downturn during any quarter could reduce our revenue in that quarter and could adversely affect our operating results and financial condition for the entire year. These fluctuations may adversely affect our business and financial results and the market price of our common stock, particularly if our quarterly results fall below the expectations of investors or securities analysts. A number of factors, many of which are beyond our control, may cause variations in our quarterly revenues and results of operations, including:

     - changes in national or local demand for our merchandise;

     - pre-opening costs associated with new stores;

     - costs related to the closures of existing stores;

     - net sales contributed by new and remodeled stores;

     - the effect of weather on consumers' desire to shop or to purchase particular products;

     - sales and promotional events sponsored by our competitors;

     - shifts in the timing of holidays and holiday-related promotions;

     - poor general economic conditions;

     - changes in merchandise mix;

     - the location and timing of professional sports playoff and championship games; and

     - an increase in the rate of our inventory "shrink."

A DOWNTURN IN THE ECONOMY COULD SIGNIFICANTLY REDUCE OUR REVENUES.

     Sales of sporting goods historically depend on consumers' discretionary spending. A downturn in the economy could reduce consumer spending on discretionary items which could significantly reduce our revenues. General economic conditions in the regions in which we operate are beyond our control and are affected by:

     - the impact of an economic recession;

     - consumer credit availability;

     - unemployment trends;

     - interest rates and inflation;

     - tax rates and tax policy;

     - the impact of natural disasters; and

     - other factors that influence consumer confidence and spending.

     Volatility in financial markets may cause some of these factors to change with an even greater degree of frequency and magnitude.

IF WE LOSE ANY OF OUR KEY VENDORS OR IF CONDITIONS IN ANY OF THE FOREIGN COUNTRIES WHERE THEY SOURCE MERCHANDISE ADVERSELY CHANGE, WE MAY NOT BE ABLE TO OFFER COMPETITIVELY PRICED MERCHANDISE OR THE QUANTITIES OR ASSORTMENT THAT OUR CUSTOMERS DEMAND.

     Our ability to remain competitive depends significantly on our relationships with our key vendors and our ability to provide quality brand name merchandise at competitive prices and in the quantities and assortments that our customers demand. We do not have long-term agreements with our vendors and cannot guarantee that we will be able to maintain our relationships with them. During 2001, our largest vendor, Nike, Inc., represented 12.5% of our total purchases. The loss of Nike or any of our other key vendors could adversely affect our revenues and cause our business and financial results to suffer.

     Many of our vendors source their products from foreign countries. Government regulations, political unrest, war, changes in local economic or labor conditions or trade issues in any of these countries may disrupt or delay shipments of merchandise to our stores. If one or more of these factors occurs, our business and financial results could suffer.

WE RELY ON OUR INFORMATION SYSTEMS FOR INVENTORY MANAGEMENT AND DISTRIBUTION. IF OUR INFORMATION SYSTEMS FAIL TO ADEQUATELY PERFORM THESE FUNCTIONS, OUR BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

     The efficient operation of our business is dependent on our information systems. In particular, we rely on our information systems to effectively manage our sales, warehousing, distribution, merchandise planning and replenishment and to optimize our overall inventory levels. Most of our information systems are centrally located at our headquarters, with offsite backup at other locations. Some of our systems have not been fully implemented and require additional configuration, testing and user training before they become fully operational. The failure of our information systems to perform as we anticipate could disrupt our business, adversely affect our revenues and cause our business and financial results to suffer.

A DISRUPTION IN THE OPERATION OF OUR DISTRIBUTION CENTERS WOULD IMPACT OUR ABILITY TO DELIVER MERCHANDISE TO OUR STORES, WHICH COULD ADVERSELY IMPACT OUR REVENUES AND HARM OUR BUSINESS AND FINANCIAL RESULTS.

     Most of our merchandise is generally shipped by our vendors to one of our two distribution centers, which are located near Atlanta, Georgia and in Chino, California. Our distribution centers are flow-through facilities that receive and allocate merchandise to our stores. Events such as fire or other catastrophic events, any malfunction or disruption of our centralized information systems, or shipping problems may result in delays or disruptions in the timely distribution of merchandise to our stores, which could adversely impact our revenues and our business and financial results.

WE MAY NEED ADDITIONAL FINANCING TO EXECUTE OUR GROWTH STRATEGY.

     We may require additional financing in the future to fund our focused growth strategy. We cannot assure you that we will be able to obtain additional financing when needed or on favorable terms. Our inability to obtain additional financing, if needed, would limit our ability to expand our business. If we are able to obtain additional financing, those financing sources may impose significant restrictions on our ability to conduct our business.

IF WE ACQUIRE OTHER BUSINESSES, WE MAY BE UNABLE TO EFFECTIVELY INTEGRATE THEIR OPERATIONS.

     We may seek to acquire other businesses with operations that are complementary to ours. If we acquire other businesses, we face numerous business risks, including:

     - differences in corporate cultures;

     - difficulties in integrating newly acquired operations;

     - diversion of our management's attention from our other business concerns;

     - potential loss of key employees of newly acquired businesses;

     - unanticipated costs that could materially adversely affect our results of operations;

     - assumption of unknown material liabilities of newly acquired businesses; and

     - negative effects of our reported results of operations from acquisition-related charges and amortization of acquired intangibles.

     We may be unable to successfully integrate any operations or personnel that we may acquire in the future, and our failure to do so could adversely affect our profitability and the value of our common stock.

     In addition, to facilitate future acquisitions, we may take actions that could have a detrimental effect on our business and financial results or the price of our common stock, including issuing equity securities or convertible debt securities which could dilute our current stockholders' percentage ownership, incurring substantial debt and assuming contingent liabilities.

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE AND FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The market price of our common stock may fluctuate widely, depending upon many factors, including our perceived prospects and the perceived prospects of our competitors or other retailers generally. Similarly, differences between our actual financial and operating results and those expected by investors and analysts or any changes in analysts' recommendations or projections could cause dramatic declines in our stock price. Changes in general economic or market conditions and broad market fluctuations may also cause our stock price to decline. Although our common stock is listed on The New York Stock Exchange, we cannot guarantee that an active trading market will be sustained for our common stock in the future.

     Future sales of our common stock could also cause our common stock price to decline. If our existing stockholders sell a large number of shares, or if we issue a large number of shares in connection with future acquisitions, our stock price could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market price of our common stock.

     There are 7,745,255 shares of our common stock available for issuance under our stock option and stock award plans, as well as under our employee stock purchase plan and our director stock plan.

TERRORISM AND THE UNCERTAINTY OF WAR MAY HARM OUR OPERATING RESULTS.

     The terrorist attacks of September 11, 2001 have had a negative impact on various regions of the United States and on a wide range of industries. Terrorist attacks or acts of war may cause damage or disruption to our facilities, information systems, vendors, employees and customers, which could significantly impact our revenues and results of operations. In the future, fears of recession, war and additional acts of terrorism may continue to impact the economy and could negatively impact our business.

WE MAY BE SUBJECT TO LIABILITY AND INFRINGEMENT CLAIMS AND OUR CURRENT LIABILITY COVERAGE MAY NOT BE SUFFICIENT TO INSURE US AGAINST THESE POTENTIAL LIABILITIES.

     We may be subject to lawsuits resulting from injuries associated with the use of the sporting goods we sell and other lawsuits incident to our operations. Among other things, we sell long guns, air pistols, exercise equipment and bicycles, which are associated with an increased risk of injury. In addition, before early 1999, we sold handguns. We are currently a defendant in a lawsuit relating to handguns. For more information about this lawsuit, please refer to the section captioned "Legal Proceedings" on page 40 of this prospectus. There is a risk that injury claims or product liability claims associated with these and the other items we sell may exceed or be excluded from our current levels of insurance coverage and we may be unable to purchase additional coverage in the future. Although we have entered into liability indemnity agreements with many of our vendors, we cannot assure you that we will be able to collect payments sufficient to offset product liability and infringement losses. In addition, we are subject to regulation by the Consumer Product Safety Commission and similar state regulatory agencies. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on our business and results of operations.

OUR ANTI-TAKEOVER PROVISIONS MAY DISCOURAGE OR PREVENT A TAKEOVER OF OUR COMPANY EVEN IF IT WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Our stockholder rights plan discourages any person from acquiring more than 20% of our shares without the consent of our board of directors. We also have a classified board of directors. These anti-takeover provisions may have the effect of making more difficult or discouraging a proxy contest, a merger involving us, a tender offer, an open-market purchase program or other purchases of our shares that could increase the possibility of an opportunity for our stockholders to realize a premium over the then prevailing market price for their shares of common stock.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward looking statements. These factors include, but are not limited to, the items listed under our "Risk Factors" section.

     In addition, these forward looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward looking statements can be identified by, among other things, use of forward looking terms such as "believes," "expects," "estimate," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward looking statements. We disclaim any obligation to update any of these factors or to publicly announce any revisions to the forward looking statements contained in this prospectus to reflect future events or developments.

                                USE OF PROCEEDS

     We expect to receive net proceeds from this offering (at an assumed public
offering price of $     per share) of approximately $          , or
$          if the underwriters' over-allotment option is exercised fully, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use all of the net proceeds from this offering to repay a portion of the outstanding balance under our revolving credit facility. As of June 28, 2002, the outstanding balance under our revolving credit facility, which expires in September 2003, was approximately $160 million, bearing interest at a weighted average variable interest rate of 3.9%. For more information, please refer to the section captioned "Capitalization," beginning on page 18 of this prospectus.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The New York Stock Exchange under the symbol "TSA." The table below sets forth the high and low sales prices for our common stock, as reported by The New York Stock Exchange, for the quarterly periods presented below.

                                                               HIGH     LOW
                                                              ------   -----
Fiscal 2000
  First Quarter ended April 29, 2000........................  $ 3.63   $1.88
  Second Quarter ended July 29, 2000........................    3.06    1.13
  Third Quarter ended October 28, 2000......................    2.69    1.38
  Fourth Quarter ended February 3, 2001.....................    4.26    1.00
Fiscal 2001
  First Quarter ended May 5, 2001...........................  $ 3.74   $1.45
  Second Quarter ended August 4, 2001.......................    4.00    2.20
  Third Quarter ended November 3, 2001......................    5.70    3.04
  Fourth Quarter ended February 2, 2002.....................    8.15    4.27
Fiscal 2002
  First Quarter ended May 4, 2002...........................  $14.85   $7.65
  Second Quarter ending August 3, 2002
     (through June 28, 2002)................................  $14.50   $8.73
                                                              ------   -----

     The closing price of our common stock on June 28, 2002, was $11.36. As of June 10, 2002, there were approximately 2,004 holders of record of our common stock. This does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

                                DIVIDEND POLICY

     We have not declared any dividends on our common stock since our initial public offering in 1994 and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain our earnings to repay debt and finance our growth. The declaration and payment of dividends, if any, is subject to the discretion of our board of directors and to certain limitations under the Delaware General Corporation Law. In addition, certain agreements contain restrictions on our ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of May 4, 2002, on an actual basis and as adjusted to reflect the application of the net proceeds from
the sale of                shares in this offering at an assumed offering price
of $     per share, which was the closing price of our common stock on The New
York Stock Exchange on           , 2002.

     You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                   MAY 4, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (Unaudited)
                                                              (Dollars in thousands,
                                                                    except per
                                                                  share amounts)
Current debt(1).............................................  $    827    $    827
Long-term debt(2)...........................................   167,381
                                                              --------    --------
     Total debt.............................................   168,208
                                                              --------    --------

Stockholders' Equity:
  Common stock, $.01 par value; 100,000 shares authorized;
     32,779 shares issued, actual,        shares as
     adjusted...............................................       328
  Additional paid-in capital................................   253,588
  Deferred compensation.....................................      (330)       (331)
  Accumulated deficit.......................................   (95,629)    (95,629)
  Treasury stock, 59 shares at cost.........................      (545)       (545)
                                                              --------    --------
     Total stockholders' equity.............................   157,412
                                                              --------    --------
       Total capitalization.................................  $325,620    $
                                                              ========    ========

---------------

(1) Current debt consists of the current portion of capital lease obligations.

(2) Long-term debt consists of borrowings under our revolving credit facility and the long-term portion of our capital lease obligations.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated statement of operations data for the years ended January 29, 2000, February 3, 2001 and February 2, 2002, and the consolidated balance sheet data as of February 3, 2001 and February 2, 2002 are derived from our audited consolidated financial statements beginning on page F-1 of this prospectus. This data should be read in conjunction with the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 22 of this prospectus, and our audited financial statements, related notes and other financial information beginning on page F-1 of this prospectus. The selected consolidated statement of operations data for the years ended January 25, 1998 and January 24, 1999, and the balance sheet data for the years ended January 25, 1998, January 24, 1999 and January 29, 2000 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data and balance sheet data for the thirteen weeks ended May 5, 2001 and May 4, 2002 are derived from our unaudited consolidated financial statements beginning on page F-24 of this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary to state fairly the data included therein in accordance with GAAP. Interim results may not be indicative of results for the remainder of the year.

     During 1999, we revised our fiscal year to end on Saturday, January 29, 2000, and to cause all succeeding fiscal years to end on the Saturday closest to the last day of January. This change added six days to 1999, which were included in our results of operations for that year. The years ended January 29, 2000 and February 3, 2001 consisted of 53 weeks. All other years shown each consisted of 52 weeks.

                                                                 FISCAL YEAR ENDED                            FIRST QUARTER ENDED
                                        -------------------------------------------------------------------   -------------------
                                        JANUARY 25,   JANUARY 24,   JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    MAY 5,     MAY 4,
                                           1998          1999          2000          2001          2002         2001       2002
                                        -----------   -----------   -----------   -----------   -----------   --------   --------
                                                     (Amounts in thousands, except per share amounts and store data)
                                                                                                                  (Unaudited)
STATEMENT OF OPERATIONS DATA:
  Sales...............................  $1,464,565    $1,599,660    $1,492,860    $1,485,839    $1,415,552    $339,371   $353,478
  License fee income..................       3,345           841         1,829         2,748         3,446         716      1,004
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
  Total revenue.......................   1,467,910     1,600,501     1,494,689     1,488,587     1,418,998     340,087    354,482
  Cost of merchandise sold............   1,045,028     1,208,701     1,132,296     1,090,078     1,028,753     251,256    258,663
  Selling, general and administrative
    expenses..........................     365,363       410,730       394,963       366,092       360,788      89,148     92,355
  Pre-opening expense.................      10,570        11,194         1,609         2,131             5          --        525
  Goodwill amortization...............       1,963         1,963         1,963            --            --          --         --
  Store exit costs....................       4,302        39,446         8,861         2,763         5,553          --         --
  Corporate restructuring.............          --         3,930          (700)           --           800         800         --
  Impairment of long-lived assets.....          --        13,457        88,751            --            --          --         --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
  Operating income (loss).............      40,684       (88,920)     (133,054)       27,523        23,099      (1,117)     2,939
  Interest, net.......................      (5,952)      (11,965)      (15,287)      (20,744)      (13,332)     (4,930)    (1,235)
  Gain on sale of securities..........          --            --            --            --         2,538          --         --
  Gain on deconsolidation.............          --            --         5,001            --            --          --         --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
  Income (loss) before income taxes,
    minority interest, extraordinary
    gain and accounting change........      34,732      (100,885)     (143,340)        6,779        12,305      (6,047)     1,704
  Income tax expense (benefit)........      14,730       (35,028)       22,721            --            --          --         --
  Minority interest...................      (2,191)       (2,066)           --            --            --          --         --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
  Income (loss) before extraordinary
    gain and accounting change........      22,193       (63,791)     (166,061)        6,779        12,305      (6,047)     1,704
  Extraordinary gain, net of tax......          --            --         5,517        18,647           548         221         --
  Effect of accounting change.........          --            --            --            --          (503)       (503)        --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
    Net income (loss).................  $   22,193    $  (63,791)   $ (160,544)   $   25,426    $   12,350    $ (6,329)  $  1,704
                                        ==========    ==========    ==========    ==========    ==========    ========   ========

                                                                 FISCAL YEAR ENDED                            FIRST QUARTER ENDED
                                        -------------------------------------------------------------------   -------------------
                                        JANUARY 25,   JANUARY 24,   JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    MAY 5,     MAY 4,
                                           1998          1999          2000          2001          2002         2001       2002
                                        -----------   -----------   -----------   -----------   -----------   --------   --------
                                                     (Amounts in thousands, except per share amounts and store data)
                                                                                                                  (Unaudited)
BASIC EARNINGS (LOSS) PER COMMON
  SHARE:
  Income (loss) before extraordinary
    gain and accounting change........  $      .70    $    (2.01)   $    (5.19)   $      .21    $      .38    $   (.18)  $   0.05
  Extraordinary gain, net of tax......          --            --           .17           .57           .02         .01         --
  Effect of accounting change.........          --            --            --            --          (.02)       (.02)        --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
    Net income (loss).................  $      .70    $    (2.01)   $    (5.02)   $      .78    $      .38    $   (.19)  $   0.05
                                        ==========    ==========    ==========    ==========    ==========    ========   ========
DILUTED EARNINGS (LOSS) PER COMMON
  SHARE:
  Income (loss) before extraordinary
    gain and accounting change(1).....  $      .70    $    (2.01)   $    (5.19)   $      .21    $      .37    $   (.18)  $   0.05
  Extraordinary gain, net of tax......          --            --           .17           .57           .02         .01         --
  Effect of accounting change.........          --            --            --            --          (.02)       (.02)        --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
    Net income (loss).................  $      .70    $    (2.01)   $    (5.02)   $      .78    $      .37    $   (.19)  $   0.05
                                        ==========    ==========    ==========    ==========    ==========    ========   ========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING:
  Basic...............................      31,513        31,768        32,003        32,295        32,610      32,547     32,702
                                        ==========    ==========    ==========    ==========    ==========    ========   ========
  Diluted.............................      31,816        31,768        32,003        32,311        33,080      32,547     34,138
                                        ==========    ==========    ==========    ==========    ==========    ========   ========
STORE COUNT(2):
  Beginning of period.................         168           199           226           201           198         198        198
  Openings............................          31            30             3             5            --          --          1
  Closings............................          --            (3)          (15)           (8)           --          --         --
  Deconsolidated(3)...................          --            --           (13)           --            --          --         --
                                        ----------    ----------    ----------    ----------    ----------    --------   --------
  End of period.......................         199           226           201           198           198         198        199
                                        ==========    ==========    ==========    ==========    ==========    ========   ========
SELECTED FINANCIAL AND OPERATING DATA:
  Comparable store sales increase
    (decrease)(4).....................        (2.2)%        (3.7)%        (3.4)%         1.5%         (3.0)%      (5.0)%      3.9%
  Gross profit margin(5)..............        28.6 %        24.4 %        24.2 %        26.6%         27.3 %      26.0 %     26.8%
  EBITDA(6)...........................  $   77,325    $  (41,712)   $  (86,869)   $   67,186    $   63,674    $  9,138   $ 12,494
  Adjusted EBITDA(6)..................  $   81,627    $   15,121    $   10,043    $   69,949    $   70,027    $  9,938   $ 12,494
  Adjusted EBITDA margin(6)...........         5.6 %         0.9 %         0.7 %         4.7%          4.9 %       2.9 %      3.5%
  Weighted average sales per
    store(7)..........................  $    8,334    $    7,661    $    7,282    $    7,440    $    7,152    $  1,715   $  1,782
  Capital expenditures................  $  114,271    $   84,561    $   31,640    $   35,879    $   20,486    $  2,542   $  6,427
BALANCE SHEET DATA -- END OF PERIOD:
  Working capital(8)..................  $   99,710    $   30,545    $   62,102    $  160,200    $  188,738    $151,524   $181,933
  Total assets........................     807,990       897,454       643,003       662,547       601,157     635,920    624,284
  Long-term debt......................     157,439       173,248       126,029       205,100       179,333     198,054    167,381
  Total debt..........................     178,907       248,871       256,573       250,856       180,332     239,099    168,208
  Stockholders' equity................     333,551       272,912       116,110       142,317       155,123     136,454    157,412

---------------

(1) In 2000 and 2001, our effective tax rate was nominal due to the utilization of net operating loss carryforwards and other temporary differences which were available to offset taxable income. As such, we recorded no tax provision for these years other than a $2.0 million estimated alternative minimum tax provision on the extraordinary gain on debt repurchased in 2000. For 2002, we also estimate a nominal effective tax rate on pretax income (before the expected reversal of substantially all of our deferred tax asset valuation allowance in the fourth quarter of 2002) and, accordingly, no tax provision has been recorded for the first quarter ended May 4, 2002. In 2003, we expect to return to an effective tax rate of approximately 40%. Had our effective tax rate been 40% in 2000, 2001 and 2002, our diluted earnings
    (loss) per common share before extraordinary gain and accounting change would have been $.13 and

    $.22 for 2000 and 2001, respectively, and $(.11) and $.03 for the first quarter ended May 5, 2001 and May 4, 2002, respectively.

(2) Store count data excludes two clearance centers which were opened on a test basis in previously closed store locations. The clearance centers were opened in 1999 and subsequently closed in the second quarter of 2000.

(3) In 1999, we reduced our ownership in our Japanese joint venture from 51% to 8.4%. As a minority owner, we discontinued consolidation of the joint venture and recorded a $5.0 million gain on deconsolidation. Store count data for 1997 and 1998 includes stores in Japan, while 1999 reflects the reduction in store count due to deconsolidation.

(4) Comparable store sales exclude sales from stores closed in the applicable years. For more information, see the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 22 of this prospectus.

(5) Gross profit margin represents sales less cost of merchandise sold divided by sales. License fee income is excluded from this calculation.

(6) EBITDA represents operating income (loss) before depreciation and amortization (excluding amortization of financing costs). Adjusted EBITDA represents EBITDA adjusted for non-routine restructuring charges, including store exit costs, impairment of long-lived assets and corporate restructuring. Adjusted EBITDA margin represents adjusted EBITDA divided by sales. We believe that EBITDA is a widely-accepted measurement used by investors and analysts to compare financial performance across companies, and that adjusted EBITDA is a useful measurement to evaluate our company in particular. EBITDA and adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies calculate these measures in an identical manner. Additionally, EBITDA and adjusted EBITDA should not be considered as an alternative or substitute for cash flows and other performance measures prepared in accordance with generally accepted accounting principles, nor as a measure of our liquidity.

(7) For 1999 and 2000, weighted average sales per store have been adjusted to reflect a comparable 52-week period.

(8) The higher level of working capital in 2000 and thereafter reflects the reclassification of borrowings under our revolving credit facility from current to long term based on an amendment to the facility in August 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our financial statements and the notes thereto appearing elsewhere in, and incorporated by reference into, this prospectus.

RESULTS OF OPERATIONS

     The following table sets forth our statement of operations data as a percent of sales for the periods indicated.

                                                                                         FIRST QUARTER
                                                         FISCAL YEAR ENDED                   ENDED
                                              ---------------------------------------   ---------------
                                              JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,   MAY 5,   MAY 4,
                                                 2000          2001          2002        2001     2002
                                              -----------   -----------   -----------   ------   ------
                                                                                          (Unaudited)
Sales.......................................     100.0%        100.0%        100.0%     100.0%   100.0%
Cost of merchandise sold, including buying
  and occupancy costs.......................      75.8          73.4          72.7       74.0     73.2
                                                 -----         -----         -----      -----    -----
Gross margin................................      24.2          26.6          27.3       26.0     26.8
License fee income..........................       0.1           0.2           0.2        0.2      0.3
Selling, general and administrative
  expenses..................................      26.5          24.6          25.5       26.3     26.1
Pre-opening expense.........................       0.1           0.1            --         --      0.2
Goodwill amortization.......................       0.1            --            --         --       --
Store exit costs............................       0.6           0.2           0.4         --       --
Corporate restructuring.....................        --            --            --        0.2       --
Impairment of long-lived assets.............       5.9            --            --         --       --
                                                 -----         -----         -----      -----    -----
Operating income (loss).....................      (8.9)          1.9           1.6       (0.3)     0.8
Interest, net...............................      (1.0)         (1.4)         (0.9)      (1.5)    (0.3)
Gain on sale of investment securities.......        --            --           0.2         --       --
Gain on deconsolidation of joint venture....       0.3            --            --         --       --
                                                 -----         -----         -----      -----    -----
Income (loss) before income taxes,
  extraordinary gain and cumulative effect
  of accounting change......................      (9.6)          0.5           0.9       (1.8)     0.5
Income tax expense..........................       1.5            --            --         --       --
                                                 -----         -----         -----      -----    -----
Income (loss) before extraordinary gain and
  cumulative effect of accounting change....     (11.1)          0.5           0.9       (1.8)     0.5
Extraordinary gain, net of tax..............       0.3           1.2            --        0.1       --
Cumulative effect of accounting change......        --            --            --       (0.2)      --
                                                 -----         -----         -----      -----    -----
     Net income (loss)......................     (10.8)%         1.7%          0.9%      (1.9)%    0.5%
                                                 =====         =====         =====      =====    =====

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

     Our significant accounting policies are described in Note 2 of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we made estimates and judgments which affect the results of our operations and the value of assets and liabilities we report. Our actual results may differ from these estimates.

We believe that the following summarizes critical accounting policies which require significant judgments and estimates in our preparation of our consolidated financial statements.

  VENDOR ENTITLEMENTS

     We receive certain entitlements from our vendors which include rebates, allowances and cooperative advertising funds. These entitlements are determined in advance for each year and are, at times, dependent on projected purchase volumes and advertising plans. The amounts are subject to changes in market conditions or marketing strategies of our vendors, and changes in our profitability or sell-through of the merchandise. We record an estimate of earned entitlements based on the latest information available with respect to purchase volumes, advertising plans and status of our negotiations with vendors.

  INVENTORY VALUATION

     LOWER OF COST OR MARKET: We value our inventory using the lower of weighted average cost or market method. Market is determined based on estimated net realizable value, which is generally the selling price of the merchandise. We regularly review our aged and excess inventories to determine if the carrying value of the inventory exceeds its realizable value and we record a reserve to reduce the carrying value to net realizable value as necessary. A determination of net realizable value requires significant judgment and estimates and is based on our historical markdown experience, anticipated markdowns, future merchandising and advertising plans, seasonal considerations, and expected business trends and other factors.

     SHRINK RESERVES: Shrink is accrued as a percentage of merchandise sales based on historical shrink trends in the most recent twelve months. We perform physical inventories at our stores and distribution centers throughout the year. The reserve for shrink represents an estimate for shrink for each of our locations since the last physical inventory date through the reporting date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

  STORE EXIT RESERVES

     Store exit reserves represent our obligations associated with stores we have closed. These obligations are established at the net present value of estimated costs to be incurred beyond the store closing dates, including lease obligations, real estate taxes and other occupancy related costs. We are actively pursuing the sublease, assignment or termination of our lease obligations at the closed store sites. In recording store exit reserves, we reduce our future obligations under store leases by estimated sublease receipts. The estimate of sublease amounts, as well as the estimate of time to secure a subtenant, requires significant judgment by us. These estimates are based on our historical experience, broker analyses and current economic and real estate market conditions. We regularly review our store exit reserves for adequacy based on current information and we make adjustments to the reserves as necessary.

  ASSET IMPAIRMENT

     We review the carrying value of our long-lived assets whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made by us with respect to future operating results of each store over its remaining lease term. Assets are written down to fair value, as measured by discounted future cash flows, when a determination is made that the carrying value of long-lived assets may not be recoverable.

  INCOME TAXES

     Deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amount and the tax bases of assets and liabilities. Deferred tax assets are reviewed for recoverability based on projections of future operating results, which dictate our ability to realize our tax assets. In 1999, we recorded a valuation allowance on 100% of our net deferred tax assets based on a presumption that these tax assets would not be realized due to recurring losses experienced at that time. In 2001 and 2000, we earned taxable income which was largely offset by net operating loss carryforwards. We reduced the valuation allowance to reflect the utilization of net operating losses and other changes in deferred taxes, resulting in no tax provision in those years. We have a remaining allowance of $49.6 million, which we will reduce as deferred tax assets are realized or when we have generated sufficient income to overcome the presumption that these assets will not be realized.

  SELF-INSURED RESERVES

     We are self-insured under our medical and workers' compensation plans and our general liability plan up to a self-insured retention amount. We record a reserve for the estimated cost of both reported and incurred but not reported claims. The estimate of our current claim obligation requires significant judgment and is based on specific loss estimates for reported claims and on loss triangulation estimates of future claims payments, including claims incurred but not reported. We regularly evaluate reserves for adequacy based on then-available information, including historical claims experience and expected future claims costs.

ANALYSIS OF OPERATING RESULTS

  13 WEEKS ENDED MAY 4, 2002 AND MAY 5, 2001

     Sales for the 13 weeks ended May 4, 2002 were $353.5 million, a $14.1 million, or 4.2%, increase from sales of $339.4 million for the same period in the prior year. Our growth in sales was due primarily to an increase in comparable store sales of $13.1 million, or 3.9%. Non-comparable sales from one new store and our recently launched catalog and team sales divisions accounted for the remaining sales increase. The increase in comparable store sales reflected the impact of our ongoing initiatives to improve merchandise in-stock positions and expand our merchandise assortments across brands and price points. Additionally, we benefited from unseasonably warm weather in the first half of the quarter which favorably impacted sales in key categories such as footwear and apparel.

     License fee income was $1.0 million, or 0.3% of sales, for the 13 weeks ended May 4, 2002, compared to $0.7 million, or 0.2% of sales, for the same period in the prior year. License fee income consists principally of royalties earned under our license agreement with Mega Sports Co., Ltd., our Japanese joint venture with AEON Co., Ltd. These royalties totaled $0.8 million and $0.6 million for the 13 weeks ended May 4, 2002 and May 5, 2001, respectively. We also have a license and e-commerce agreement with GSI Commerce Solutions, Inc., a subsidiary of GSI Commerce, Inc., which operates www.thesportsauthority.com. Royalties under the license and e-commerce agreement were $0.2 million and $0.1 million for the 13 weeks ended May 4, 2002 and May 5, 2001, respectively.

     Cost of merchandise sold, which includes certain buying and occupancy costs, was $258.7 million, or 73.2% of sales, for the 13 weeks ended May 4, 2002, as compared to $251.3 million, or 74.0% of sales, for the same period in the prior year. The 80 basis point improvement reflected the positive impact of vendor bidding programs and increasing margin contribution from private label merchandise, offset in part by an increase in our inventory shrink rate. Additionally, in the first quarter of 2001, we converted from the retail inventory method of accounting for inventories to the lower of weighted average cost or market method. This change has enhanced the precision of inventory and margin information.

     Selling, general and administrative, or SG&A, expenses for the 13 weeks ended May 4, 2002 were $92.4 million, or 26.1% of sales, as compared to $89.1 million, or 26.3% of sales, for the same period in the prior year. The $3.3 million increase in SG&A expenses was due to an increase in bonus expense of $4.5 million, reflecting our improved financial performance in the first quarter of 2002 compared to the same period of the prior year. This increase was partially offset by a $1.0 million decline in store payroll and benefits as we continued to focus on payroll management to improve payroll productivity.

     Pre-opening expense for the 13 weeks ended May 4, 2002 was $0.5 million and included expenses for one store opened during the first quarter and, to a lesser extent, two stores opened early in the second quarter. We opened no new stores during the 13 weeks ended May 5, 2001. Pre-opening expense consists principally of store payroll expense for store preparation and associate training, occupancy costs, and grand-opening advertising expenditures.

     During the first quarter of 2001, we approved a corporate restructuring plan to consolidate certain departmental functions. In conjunction with this plan, we recorded a charge of $0.8 million for employment termination benefits. We have satisfied substantially all of our obligations under this restructuring plan.

     Interest, net for the 13 weeks ended May 4, 2002 was $1.2 million, or 0.3% of sales, compared to $4.9 million, or 1.5% of sales, for the same period in the prior year. The decrease in interest expense reflects a decline in interest rates under our revolving credit facility and a reduction in total debt, with borrowings at May 4, 2002 down $70.9 million from the same quarter of the prior year.

     No tax provision or benefit was recorded for the 13 weeks ended May 4, 2002 and May 5, 2001. Exclusive of the anticipated one-time benefit described below, we expect our effective tax rate to be nominal in 2002 due to the availability of federal and state net operating loss carryforwards and the reversal of other tax deductible temporary differences. In 1999, we recorded a valuation allowance on 100% of our net deferred tax assets based on a presumption that such tax assets would not be realized due to recurring losses experienced at that time. As of February 2, 2002, the remaining valuation allowance was $49.6 million, which will be reduced as the deferred tax assets are realized or when we have generated sufficient income to overcome the presumption that these assets will not be realized. Based on our current earnings projections, we expect to overcome this presumption in the fourth quarter of 2002. As a result, we expect to reverse substantially all of the valuation allowance on our deferred tax assets (other than the portion related to certain state net operating loss carryforwards), resulting in a one-time, non-cash tax benefit in the range of $35 to $40 million.

     During the 13 weeks ended May 5, 2001, we purchased $4.6 million of our convertible subordinated notes for $4.4 million, and recorded an extraordinary gain of $0.2 million. The remaining notes balance was paid on the September 17, 2001 maturity date.

     In the first quarter of 2001, we changed our method of accounting for inventories from the retail inventory method to the lower of weighted average cost or market method. We believe the cost method is preferable because it results in greater precision in the costing of sales and inventories and a better matching of revenues and cost of goods sold. The effect of the change as of the beginning of 2001 was a charge of $0.5 million, or $0.02 per share, which has been reflected as a cumulative effect of a change in accounting principle in the first quarter of 2001.

     Net income for the 13 weeks ended May 4, 2002 was $1.7 million, or 0.5% of sales, compared to a net loss of $6.3 million, or 1.9% of sales, for the same period in the prior year.

  FISCAL YEARS ENDED FEBRUARY 2, 2002 (2001) AND FEBRUARY 3, 2001 (2000)

     Sales for the 52 weeks ended February 2, 2002 were $1,415.6 million, a decrease of $70.2 million, or 4.7%, from sales of $1,485.8 million for the 53 weeks ended February 3, 2001. In the first quarter of 2001, we adopted EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," which requires that sales be reported net of sales incentives such as coupons and rebates. As a result, our sales in 2000 reflect the reclassification of $13.0 million in sales incentives, which were previously treated as a component of merchandise costs or as SG&A expense.

     Results for 2000 include sales of $21.0 million from closed stores. During 2000, we closed ten stores, including two clearance stores. Additionally, results for 2000 include sales for 53 weeks, versus 52 weeks in 2001, resulting in a decline in sales of approximately $20.3 million. Excluding the impact of store closings and the 53-52 week comparison, our sales decreased $28.9 million, or 2.0% from 2000. This decrease is attributable to a comparable store sales decline of $43.6 million, or 3.0%, which is partially offset by non-comparable sales from stores that opened in 2000. In determining comparable store sales, we adjusted our sales in the prior year for the difference in the ending dates of 2000 and 2001.

     The decrease in comparable store sales reflected the soft economic climate in 2001, which deteriorated further after the terrorist attacks on September 11, 2001. The decline also resulted from a comparison to prior year non-comparable events such as Major League Baseball's "Subway Series" and the scooter fad. However, we experienced a 1% increase in comparable store sales in the fourth quarter of 2001, which we believe reflects an improved retail climate and positive results of turnaround initiatives we implemented throughout 2001. Our key initiatives included:

     - improving merchandise in-stock positions by increasing the number of SKU's on automatic replenishment and other supply chain improvements;

     - enhancing advertising effectiveness by changing the timing and type of media used; and

     - increasing sales productivity through employee training and certification programs.

     In terms of merchandise sales mix, fitness, ladies activewear and bicycles performed well throughout 2001, and we saw significant improvements in our fourth quarter sales for footwear and basketball. Gains in these areas were offset by continued declines in the hunting and fishing categories, inline skates and licensed products. We are addressing the under-performing departments through changes in management, merchandise assortments, store allocations and advertising programs.

     License fee income consists primarily of royalties earned under our license agreement with Mega Sports, Inc. These royalties totaled $3.1 million in 2001 and $2.4 million in 2000. Royalties under the license and e-commerce agreement with GSI Commerce Solutions were $0.2 million in each of 2001 and 2000.

     Cost of merchandise sold, which includes certain buying and occupancy costs, decreased from 73.4% of sales in 2000 to 72.7% of sales in 2001. The decrease reflects the positive impact of vendor bidding programs and an increase in sales in our private label and import business. Additionally, we managed inventory more effectively thereby reducing the need for markdowns and promotional activity in 2001, resulting in an improvement in our margin rate and mitigating a reduction in our sales.

     SG&A expenses were $360.8 million, or 25.5% of sales, in 2001, compared to $366.1 million, or 24.6% of sales in the prior year. This reduction was due primarily to a $5.3 million decrease in store payroll expense, reflecting strong payroll management. Other operational expense reductions included a $2.0 million decrease in equipment lease expense resulting from our purchase of previously leased equipment and a $0.8 million decline in tender fees due mainly to point-of-sale systems enhancements that allow us to process debit card transactions at a lower rate. These reductions were offset by a $1.4 million increase in costs under our self-insured workers' compensation plan and by a $1.6 million increase in advertising expense.

     We opened no new stores in 2001, compared to five store openings in 2000 at a cost of $2.1 million.

     Store exit costs represent estimated costs to be incurred beyond the store closing date, including rent, common area maintenance charges, real property taxes and employee severance. Store exit costs were $5.6 million in 2001, compared to $2.8 million in 2000. The 2001 charge reflected net adjustments to existing reserves due to revised assumptions with respect to the estimated time to market remaining idle properties and anticipated sublease rates, plus lease termination fees for two stores which exceeded available reserves for these stores, partially offset by a reversal of reserves for one store which we reopened in 2002. Estimates of the time and rate at which closed stores can be marketed are based on:

     - current broker analyses;

     - economic outlook;

     - trends in the real estate market in general; and

     - our experience with respect to our own sites in particular.

     In the first quarter of 2000, we closed five of our remaining Canadian stores pursuant to our store exit plan. Our results of operations for the 53 weeks ended February 3, 2001 include sales of $3.4 million and operating income before restructuring charges of $0.2 million related to the Canadian subsidiary.

     Our net interest expense was $13.3 million, or 0.9% of sales in 2001, compared to $20.7 million, or 1.4% of sales in 2000. The $7.4 million decrease reflected the decline in interest rates during 2001, a reduction in borrowings under our revolving credit facility and the retirement of our outstanding 5.25% convertible subordinated notes, which matured in September 2001. Our weighted average interest rate on our revolving credit facility borrowings was 5.8% in 2001, compared to 9.1% in 2000.

     During 2001, we exercised warrants to purchase stock in GSI Commerce, which we received as part of our e-commerce relationship. We acquired the shares on a net settlement basis and subsequently sold them for net proceeds of $2.5 million. We recorded this gain as other (non-operating) income in our statement of operations. As a result of these transactions, we have no further stock or warrant interest in GSI Commerce.

     We had a nominal effective tax rate in 2001 due to our use of net operating loss carryforwards and the reversal of tax-deductible temporary differences. In 1999, we recorded a valuation allowance on 100% of our deferred tax assets based on a presumption that the realization of such tax assets could not be reasonably assured given the losses incurred by us at that time. We reduced the valuation allowance by $3.1 million in 2001 and $9.3 million in 2000, principally due to utilization of net operating loss carryforwards and other changes in deferred taxes.

     In 2001, we purchased $31.9 million principal amount of our notes for $31.4 million and recorded an extraordinary gain of $0.5 million net of tax. In 2000, we purchased $81.3 million of our notes for $60.0 million and recorded an extraordinary gain of $18.6 million net of tax.

     Net income was $12.4 million in 2001, compared to $25.4 million in the prior year.

  FISCAL YEARS ENDED FEBRUARY 3, 2001 (2000) AND JANUARY 29, 2000 (1999)

     Sales for the 53 weeks ended February 3, 2001 were $1,485.8 million, a decrease of $7.1 million, or 0.5%, from sales of $1,492.9 million for the year ended January 29, 2000. Fiscal 2000 sales have been adjusted to reflect a $13.0 million reclassification of sales incentives previously reflected as a component of cost of goods sold, or as selling, general and administrative expense. The cost of sales incentives was nominal in years prior to 2000. Additionally, sales in 2000 include $21.0 million from closed stores, as compared to $60.0 million in 1999.

     Excluding the impact of store closings and the reclassification of sales incentives, our sales increased $45.0 million, or 3.1%. Of this increase, $24.5 million, or 1.7%, was attributable to stores opening in 2000 and 1999 which had no comparable sales in the prior year and $22.5 million, or 1.5%, was due to an increase in comparable store sales from continuing stores. The remaining change in sales reflected an increase in our reserve for sales returns, and the impact on comparable store sales of adding six days to the 1999 calendar. The increase in comparable store sales in 2000 reflected our initiatives to increase traffic into the stores and to improve sales conversions. We also note a high demand for trend items such as scooters and "ab rollers" during this period.

     License fee income was $2.7 million in 2000, compared to $1.8 million in 1999, and consisted primarily of royalties earned under our license agreement with Mega Sports.

     Cost of merchandise sold was 73.4% of sales in 2000, after reclassification of sales incentives, compared to 75.8% of sales in 1999. In 1999, merchandise costs included a $28.9 million charge for markdowns on aged inventory, closed store liquidations and inventory shrink. Excluding the 1999 charge, cost of merchandise sold in 2000 as a percentage of sales, decreased by 0.5% due to reduced inventory markdowns and improved product pricing.

     SG&A expenses in 2000 were $366.1 million, or 24.6% of sales, after reclassification of sales incentives, compared to $395.0 million, or 26.5% of sales in the prior year. Of the $28.9 million decrease, $19.6 million related to a reduction in advertising expenditures consistent with our 2000 advertising plan. The remaining change was due largely to a decline in depreciation expense as a result of the fourth quarter 1999 impairment charge.

     Pre-opening expenses were $2.1 million in 2000 compared to $1.6 million in 1999. This increase correlates to the increase in store openings, from three stores in 1999 to five stores in 2000. On a per store basis, pre-opening costs declined in 2000, largely due to a reduction in grand-opening advertising.

     Store exit costs were $2.8 million in 2000, compared to $8.9 million in 1999. The 2000 charge reflected a $4.0 million increase of reserves established under prior store exit plans due to changes in the estimated time and rate to sublease or assign remaining real estate. The charge was partially offset by a $1.2 million net gain on the lease termination for one store closing in the fourth quarter of 2000.

     Our net interest expense was $20.7 million, or 1.4% of sales in 2000, compared to $15.3 million, or 1.0% of sales in 1999. This expense increased because we refinanced a portion of our convertible subordinated notes with higher rate borrowings under our revolving credit facility. We recorded an extraordinary gain in connection with the purchase of the convertible subordinated notes, as we discuss below. Additionally, the interest rate under our revolving credit facility increased due to a general rise in market rates and an increase in the interest rate margin charged by the lender pursuant to an amendment to our revolving credit facility in August 2000. Our weighted average interest rate on credit facility borrowings was 9.1% in 2000 compared to 7.4% in 1999.

     Excluding income taxes on extraordinary gains, our effective tax rate in 2000 was nominal due to our use of net operating loss carryforwards and the reversal of tax-deductible temporary differences. We reduced the valuation allowance on our deferred tax assets by $9.3 million to reflect the use of certain of these assets, and recorded a $2.0 million tax provision for estimated alternative minimum taxes and state taxes related to the extraordinary gain on early extinguishment of debt. The 1999 tax provision included a valuation allowance of $37.6 million on U.S. deferred tax assets, as well as a write-off of Canadian deferred tax assets of $5.7 million, which was partially offset by a tax refund generated from a net operating loss carryback.

     We recorded an extraordinary gain of $18.6 million, net of tax, on the early extinguishment of $81.3 million of our convertible subordinated notes for $60.0 million. In 1999, we recorded a gain of $5.5 million, net of tax, on similar notes purchases.

     Net income was $25.4 million in 2000, compared to a net loss of $160.5 million in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal capital requirements are to fund working capital needs and capital expenditures. For the 13 weeks ended May 4, 2002, we funded these capital requirements with cash flows from operations and by borrowings under our revolving credit facility, which fluctuate seasonally in amount. Cash flows from operating, investing and financing activities for the 13 weeks ended May 4, 2002 and May 5, 2001 are summarized below.

     Net cash provided by operations was $17.6 million for the 13 weeks ended May 4, 2002, as compared to $14.6 million for the same period in the prior year. The increase in operating cash flows reflected an increase in income before depreciation, amortization and non-cash gains and losses, from $5.6 million in the first quarter of 2001 to $11.6 million in the first quarter of 2002.

     Net cash used for investing activities was $4.4 million for the 13 weeks ended May 4, 2002, as compared to $2.5 million for the same period in the prior year. Capital expenditures were $6.4 million and included $4.1 million for refurbishment of existing stores, $1.1 million for upgrades to information systems, and $1.0 million for new store construction. During the fourth quarter of 2001, we exercised warrants to acquire shares of GSI Commerce common stock, which we received as a result of our e-commerce relationship with that company, and sold the acquired shares for net proceeds of $2.5 million. We received $0.5 million of the proceeds in cash in 2001, and the remaining $2.0 million in the first quarter of 2002. As a result of these transactions, we have no further stock or warrant interest in GSI Commerce.

     Net cash used for financing activities was $11.7 million for the 13 weeks ended May 4, 2002, as compared to $11.5 million for the same period in the prior year. Reductions in debt were funded in both periods by operating cash flows.

     Our principal source of external financing consists of borrowings under our $335 million revolving credit facility, which expires in September 2003. Borrowings under the credit facility are secured by a pledge of our inventories, accounts receivable, the mortgage notes we acquired on February 1, 2002 and some of the real estate we own. In August 2000, we mortgaged 19 owned store sites, with a net book value of $83.5 million, in conjunction with an amendment to increase the line of credit available under the revolving credit facility from $275 million to $335 million. We mortgaged one additional property with a net book value of $2.6 million in early 2001. As a result of the 2001 sale-leaseback transaction, mortgaged real estate has been reduced to ten owned store locations with a current book value of $40.3 million. Borrowings under our credit facility are limited to a borrowing base determined primarily by advance rate percentages applied against pledged assets. At May 4, 2002, outstanding borrowings under our credit facility were $167.2 million, and unused availability was $101.5 million. Amounts due under documentary and standby letters of credit aggregated $9.3 million. We intend to use all of the net proceeds we receive from this offering,
estimated to be        million, to repay a portion of our borrowings under our
revolving credit facility. As of May 4, 2002, after giving pro forma effect to this offering and the use of proceeds that we receive from this offering, our
borrowings would have been        and unused availability        under our
revolving credit facility.

     Our working capital was $181.9 million at May 4, 2002, compared to $151.5 million at May 5, 2001. At May 5, 2001, working capital was reduced by the outstanding obligation under our convertible subordinated notes of $40.1 million. The increase in working capital was primarily due to the retirement of the notes on the September 17, 2001 maturity date.

     We had substantially curtailed new store growth in recent years, opening five new stores in 2000 and none in 2001. In 2002, we anticipate opening five new stores, all under long-term leases, pursuant to our strategy of focused growth. Total capital expenditures in 2002 are estimated at $35 to $40 million, primarily for remodels at 33 existing stores and commencement of a major supply-chain redesign. Under this initiative, which is expected to take 18 to 24 months to complete, we plan to open a third distribution center in the northeastern United States and to add reserve storage capacity at our existing distribution centers.

     We believe that anticipated cash flows from operations, combined with the available credit line under our revolving credit facility, will be sufficient to fund working capital and finance capital expenditures during the next 12 months.

     We lease the majority of our store sites under non-cancelable operating leases. These leases are generally for terms of 10 to 25 years with multiple five-year renewal options that allow us to extend the term of the lease up to 25 years beyond the initial non-cancelable term. Certain leases require that we pay additional amounts, including rental payments based on a percentage of sales, and executory costs related to taxes, maintenance and insurance. Some selling space has been sublet to other retailers in certain of the leased facilities.

     Future minimum lease payments under noncancelable operating leases at February 2, 2002 were as follows:

                                                              (In thousands)
Year:
  2002......................................................    $  102,665
  2003......................................................       100,860
  2004......................................................        99,694
  2005......................................................        95,326
  2006......................................................        91,707
  Later years...............................................       694,413
                                                                ----------
     Total minimum lease payments...........................     1,184,665
     Less: minimum sublease rental income...................       (17,699)
                                                                ----------
     Net minimum lease payments.............................    $1,166,966
                                                                ==========

     As of May 4, 2002, our aggregate operating lease commitments totaled approximately $1.1 billion.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates on debt obligations. Our debt consists primarily of variable interest rate borrowings under our credit facility. A hypothetical 1.0 percentage point increase in interest rates applied to 2001 average borrowings would have resulted in an increase in interest expense of $2.0 million.

NEW ACCOUNTING PRONOUNCEMENT

     In July 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which requires capitalization of any retirement costs as part of the total cost of the related long-lived asset. Adoption of Statement No. 143 is required for years beginning after June 15, 2002. We have not yet completed an evaluation of the impact of adopting this Statement.

SEASONALITY AND INFLATION

     Our annual business cycle is seasonal, with higher sales and profits occurring in the second and fourth quarters. In 2001, our sales trended as follows: 24.0% in the first quarter, 26.2% in the second quarter, 21.5% in the third quarter and 28.3% in the fourth quarter.

     We do not believe inflation had a material effect on the financial statements for the periods presented.

                                    BUSINESS

OUR BUSINESS

     We are the largest full-line sporting goods retailer in the United States, with sales of over $1.4 billion in 2001. We currently operate 201 stores in 32 states across the United States, substantially all of which range in size from 35,000 to 55,000 square feet. An additional 34 "The Sports Authority" stores are operated in Japan by a joint venture of which we own 19.9%. In addition to our retail stores, we offer merchandise through alternative channels such as www.thesportsauthority.com, a retail website operated by a third party.

     We provide our customers with a one-stop shopping destination for their sporting goods needs including equipment, footwear, apparel and accessories. We offer an extensive selection of competitively priced, quality brand name and private label products. Our stores carry an average of over 40,000 stock keeping units, or SKUs, with merchandise assortments tailored to reflect regional differences in customer preferences. We sell a large number of nationally recognized brands such as Nike, New Balance, Titleist, Taylor Made, Reebok, Wilson, Russell, Diamondback and Salomon. Our private label products augment these national brands by combining quality, value and exclusivity across various product categories.

     The U.S. sporting goods retail sector is highly fragmented and we believe it is under-penetrated by full-line sporting goods retailers. We estimate that, of retailers specializing in sporting goods, we have the largest share of the market at approximately 2%. We believe that the fragmentation within this sector, our size and our recognized brand name afford us an opportunity to increase our market share. We intend to pursue our focused growth strategy by:

     - remodeling substantially all of our existing stores;

     - further penetrating our existing and adjacent markets;

     - expanding into additional markets we believe are underserved; and

     - taking advantage of strategic opportunities for sector consolidation.

OUR REPOSITIONING

     While our North American store base grew from 107 to 213 stores from the end of 1994 to the end of 1998, our average sales and profitability per store declined. In September 1998, Martin Hanaka was appointed as our Chief Executive Officer and commenced a series of initiatives to reverse these trends and improve our overall financial performance. These initiatives included:

     - hiring a new management team with broad retail experience;

     - curtailing new store growth and rationalizing the existing store base by closing 23 under-performing stores;

     - improving cash flow and strengthening our balance sheet;

     - developing a plan to remodel our stores to a new format;

     - focusing on superior customer service;

     - improving our merchandise assortment and brand content;

     - investing to improve our information systems; and

     - changing to the more precise cost method from the retail method of accounting for inventories.

     We believe these initiatives led to significant improvement in our operating and financial performance, resulting in the growth of our adjusted EBITDA from $10.0 million in 1999 to $70.0 million in 2001. A definition of adjusted EBITDA can be found in Note 6 to the section captioned "Selected Consolidated Financial and Other Data," beginning on page 19 of this prospectus.

OUR COMPETITIVE STRENGTHS

     WE ARE THE LARGEST FULL-LINE SPORTING GOODS RETAILER IN THE UNITED STATES. We believe we are well positioned in some of the most attractive sporting goods markets in the United States, including Florida, New York, New Jersey and the Washington, D.C. metropolitan area. We believe our leading position gives us significant competitive advantages, including:

     - nationwide recognition of the "Sports Authority" brand name;

     - economies of scale;

     - strong vendor relationships;

     - an extensive selection of quality brand name and private label merchandise; and

     - a geographically diversified store base.

     WE HAVE A SENIOR MANAGEMENT TEAM WITH EXTENSIVE RETAIL EXPERIENCE BEYOND SPORTING GOODS. Our 17-person senior management team includes 14 executives who have joined us since the beginning of 1998. Our senior executives average 20 years' experience in retailing and have diverse backgrounds in many retailing segments that complement the sporting goods experience of our merchandising team.

     WE OFFER AN EXTENSIVE SELECTION OF QUALITY BRAND NAME AND PRIVATE LABEL MERCHANDISE AT COMPETITIVE PRICES ACROSS A RANGE OF PRICE POINTS. We offer a wide variety of sporting goods including equipment, footwear, apparel and accessories, ranging from value-oriented merchandise to high-end performance products at higher price points. This merchandise assortment is intended to meet the diverse needs of customers from the everyday athlete to the sports enthusiast. Our focused buying, economies of scale and store size permit us to offer this extensive selection at competitive prices. We offer brands from over 650 vendors including Nike, New Balance, Titleist, Taylor Made, Reebok, Wilson, Russell, Diamondback and Salomon. In addition, we are continuing to expand our exclusive assortment of private label merchandise.

     WE HAVE SOPHISTICATED INFORMATION SYSTEMS. During the past three years, we have invested approximately $40 million in the acquisition, upgrade and integration of a "best of breed" portfolio of information systems. We believe these advanced systems are enabling us to make more timely and accurate decisions in order to:

     - improve our merchandise assortment;

     - enhance margins;

     - reduce overall inventory levels while improving merchandise in-stock positions;

     - increase our ability to customize the merchandise selection in each store to meet regional customer preferences; and

     - measure and improve our store workforce productivity.

OUR GROWTH STRATEGY

     We seek to further enhance our operating and financial performance to drive future earnings growth through the following key strategic initiatives:

     DEVELOP A SUPERIOR CUSTOMER SERVICE CULTURE. We are committed to creating a superior customer service culture to drive sales, margins and profitability. We are implementing key initiatives designed to improve customer service including enhanced employee training, product knowledge certification, specialty services and use of hiring kiosks to identify customer centric applicants. In addition, store management compensation includes a bonus plan designed to reward financial performance and customer satisfaction.

     REMODEL STORES TO OUR NEW STORE FORMAT. We are in the early stages of remodeling our stores from a warehouse format to a specialty store-within-a-store format to create a more convenient, customer-friendly shopping environment in order to produce higher sales, margins and profitability. Our new format features a full-service footwear department, relocated departments for greater visibility, a brighter color palette and light level, lower shelving and fixture profiles, enhanced signage and an array of audio visual entertainment. Our new format enables us to strategically arrange products to allow for improved cross-merchandising of related items, a display method commonly used by specialty shops and pro shops. We remodeled one store in 2000, eight stores in 2001 and 18 stores so far in 2002. We plan to remodel 15 stores during the remainder of 2002, approximately 40 stores during 2003 and almost all of our stores by 2005. Over the 12-month period following the completion of remodeling, we expect remodeled stores to achieve comparable store sales growth ranging from three to five percentage points above non-remodeled stores we consider to be similar.

     SELECTIVELY ADD NEW STORES USING THE NEW STORE FORMAT. We have opened three new stores so far this year. We intend to open two additional new stores this year and up to 12 new stores in 2003. As part of our focused growth strategy, we seek to open new stores primarily in our existing multi-store and contiguous markets. By expanding in these markets, we believe we can achieve significant market penetration and greater economies of scale by leveraging existing distribution, advertising and management expenses, while minimizing cannibalization of sales at existing stores. We believe there are up to 65 potential fill-in locations in these markets.

     DIFFERENTIATE OURSELVES THROUGH EFFECTIVE BRAND MANAGEMENT AND COMMUNITY INVOLVEMENT. We intend to continue to seek additional leading national brands in select product categories and further expand our private label merchandise assortment. Private label sales in the first quarter of 2002 accounted for approximately 7% of our sales. Also, we are enhancing the nationwide recognition of our "Sports Authority" brand through various community programs and our multi-channel sales initiatives.

     REDESIGN OUR SUPPLY-CHAIN MODEL. Over the next 18 to 24 months, we plan to expand our distribution infrastructure by adding a new distribution center in the northeastern United States and introducing reserve storage capacity in our distribution centers. Once fully implemented, we believe our supply chain redesign will enable us to improve the flow of merchandise to our stores, improve merchandise in-stock levels and reduce our overall inventories by up to 10%.

     PARTICIPATE IN THE CONSOLIDATION OF THE HIGHLY FRAGMENTED SPORTING GOODS RETAIL SECTOR. We believe the fragmentation of the U.S. sporting goods retail sector offers opportunities to achieve additional economies of scale and resulting synergies through consolidation. We also believe it may be economically advantageous for us to complement new store growth with strategic acquisitions. We will continue to evaluate potential acquisition opportunities which we believe will build stockholder value.

MERCHANDISE

     We offer a wide variety of sporting goods including equipment, footwear, apparel and accessories, ranging from value-oriented merchandise to high-end performance products at higher price points. This merchandise assortment is intended to meet the diverse needs of customers from the everyday athlete to the sports enthusiast. Our focused buying, economies of scale and store size permit us to offer this extensive selection at competitive prices. We offer brands from over 650 vendors including Nike, New Balance, Titleist, Taylor Made, Reebok, Wilson, Russell, Diamondback and Salomon. In addition, we are continuing to expand our exclusive assortment of private label merchandise.

     Our stores offer an average of over 40,000 SKUs. New products are continuously introduced under our "Hot-New-Now" program. We also tailor merchandise assortments and store space allocations to reflect regional differences in customer preferences. This is accomplished by considering geographic as well as demographic differences by market and involves differentiation in brands, sizes, colors, fabrication and seasonality of the assortment.

     Our merchandise consists of hard lines and soft lines. Hard line merchandise includes equipment for team sports, fitness, outdoor sports, golf, racquet sports, cycling, water sports, marine, snow sports and general merchandise. Soft lines merchandise includes athletic and active footwear and apparel. During the past three years hard lines comprised approximately 51%, apparel approximately 22% and footwear approximately 27%, of our sales.

     Our merchandise can be further divided into the following categories:
Athletic and Active Apparel, Athletic and Active Footwear, Fitness Sports, Outdoor Sports, Recreational Sports and Winter Sports.

     ATHLETIC AND ACTIVE APPAREL. This category consists of both casual and leisure apparel, as well as apparel designed and fabricated for specific sports, in men's, women's and children's assortments. Casual and leisure apparel includes basic and seasonal T-shirts, shorts, sweats and warm-ups. Performance specific apparel includes merchandise for sports such as golf, tennis, running, fitness, soccer, baseball, football, hockey and skiing. The apparel category also includes NCAA and professional league licensed apparel.

     ATHLETIC AND ACTIVE FOOTWEAR. Our footwear category includes casual footwear intended for day-to-day streetwear and athletic shoes for running, walking, tennis, fitness, cross training, basketball and hiking. We also carry specialty footwear including a complete line of cleated shoes for baseball, football, soccer and golf. Other important categories within our footwear department are recreational and hockey skates, and socks and accessories.

     FITNESS SPORTS. Our fitness category includes broad assortments for aerobic and anaerobic workouts, including treadmills, stationary bicycles and steppers for aerobic and home gyms, weight benches, dumbbells and free weights. We carry a selection of yoga products, boxing equipment and accessories, and items designed for wellness and relaxation, such as massagers, magna-therapy and nutritional supplements. Our cycling department offers all-terrain, touring, 20" BMX and freestyle bicycles, plus a complete range of cycling accessories including gloves, helmets and water bottles. We offer home delivery and assembly of fitness equipment and in-store bicycle repairs and assembly.

     OUTDOOR. Our outdoor category includes camping equipment such as tents, sleeping bags and cooking appliances, fishing gear such as rods, reels, tackle and accessories, hunting products such as rifles, shotguns, ammunition, hunting apparel and boots, optics such as binoculars and scopes, knives and cutlery, archery equipment and accessories. We also carry marine and water sports equipment including navigational electronics, diving and snorkeling equipment, water skis, inflatable boats, rafts, kayaks, canoes and accessories.

     RECREATIONAL SPORTS. Our team sports category includes a full range of equipment and accessories for team sports such as basketball, baseball, soccer, football, hockey and lacrosse. Our golf line includes a complete assortment of golf clubs and club sets, bags, balls, teaching aids and accessories. Our racquet sports line includes equipment for tennis, racquetball, squash, badminton and platform or paddle ball. We also offer services such as racquet stringing and trial demonstration periods.

     WINTER SPORTS. Our winter sports category includes a complete line of ski apparel, including technical outerwear, bib pants, thermal underwear, sweaters and accessories. We also carry a complete line of ski equipment, including Alpine and cross country skis, snowboards, boots, bindings, goggles and accessories. We also provide technical services to support new sales and tune-ups on customers' equipment.

     PRIVATE LABEL PROGRAM. We market lines of imported merchandise under our private brands including "The Sports Authority," "TSA Total Sports America," "TSA Athletic," "Estero," "Parkside," "Northpoint Adventure Gear," "Masse," "ProV2," "Woodbridge" and "Ocean Ridge." We also market certain "Head" and "Body Glove" merchandise under licenses. We recently acquired the "Golf Day" brand name as part of our strategy to expand the golf category and to differentiate ourselves from our competitors by developing dedicated specialty shops within our stores. We intend to increase our selection of private label products in 2002.

STORES

     We operate large format stores located primarily in regional strip or power centers that generally have large format retail tenants. Some of our stores are located in malls and stand-alone locations. Substantially all of our stores range in size from 35,000 to 55,000 square feet. We are in the early stages of remodeling our stores from a warehouse format to a specialty store-within-a-store format, to create a more convenient, customer-friendly shopping environment. Our new store format features a full-service footwear department, relocated departments for greater visibility, a brighter color palette and light level, lower shelving and fixture profiles, enhanced signage and an array of audio visual entertainment. Our new format enables us to strategically arrange products to allow for improved cross-merchandising of related items, a display method commonly used by specialty shops and pro shops. We remodeled one store in 2000, eight stores in 2001 and 18 stores so far in 2002. We plan to remodel 15 stores during the remainder of 2002, approximately 40 during 2003 and almost all of our stores by 2005.

     We have opened three new stores so far this year. We intend to open two additional stores this year and up to 12 new stores in 2003. As part of our focused growth strategy we seek to open new stores primarily in our existing multi-store and contiguous markets where we believe we can achieve significant market penetration and greater economies of scale by leveraging existing distribution, advertising and management expenses while minimizing cannibalization of sales at existing stores. We also believe our strategy of focused growth in existing multi-store markets will result in greater name recognition and enhanced customer convenience in each market. We believe that achieving and maintaining greater market penetration will enable us to compete more effectively and increase profitability and return on capital. In analyzing markets, we evaluate the market's potential in terms of total number of store locations. We select sites based on demographics, such as income levels and distribution, age and family size, population, regional access, co-tenancy, available lease terms, visibility, parking and distance from competition. We believe there are up to 65 potential fill-in locations in these markets.

     We generally lease new store locations through long-term operating leases. The cost of opening a new store generally ranges from approximately $2.0 million to $2.4 million, consisting primarily of the investment in inventory (net of vendor financing), the cost of furniture, fixtures and equipment and pre-opening expenses. These pre-opening costs are typically associated with training employees, stocking stores and grand opening advertising.

CUSTOMER SERVICE AND STORE OPERATIONS

     We seek to distinguish our business from other large format sporting goods retailers, traditional sporting goods retailers and mass merchandisers by offering superior customer service. We intend to accomplish this through a number of key initiatives to create a superior customer service culture among our employees by offering enhanced employee training, product knowledge certification for employees and specialty services such as tennis racket stringing, bicycle assembly, repair and maintenance and ski equipment tune-up. We are also using hiring kiosks to identify customer centric applicants. In addition, store management compensation includes a bonus plan based on financial performance and customer satisfaction. Our customer service initiatives are designed to encourage our customers to "Get Out and Play" and encourage our store employees to create a fun, satisfying shopping experience for their customers. In addition, our initiatives are designed to promote corporate community involvement and increase employee retention.

     Utilizing benefits from recent information systems investments, we have begun to increase the level of precision in developing planograms which allow each store to display merchandise based on centrally developed presentation standards. The layouts for each department are also centrally developed to ensure that each store utilizes display techniques to highlight merchandise and present a consistent and attractive shopping environment.

OTHER DISTRIBUTION CHANNELS

     E-COMMERCE. We offer merchandise through alternative channels such as www.thesportsauthority.com, a retail website operated by GSI Commerce Solutions, Inc. under a license and e-commerce agreement. Under this agreement, GSI Commerce Solutions owns certain content and technology related to the website and will host, maintain, fulfill orders and furnish all other "back-end" operations required to operate the website. GSI Commerce Solutions receives all revenue generated from the website and pays us a royalty for using our trademarks, service marks and the domain name, www.thesportsauthority.com, and other intellectual property owned by us. Royalties paid by GSI Commerce Solutions are based on sales through the website. The website offers an online channel for customers to purchase a wide selection of sporting goods, with detailed product information, buying guides and size charts, along with special features such as item comparison charts, multiple views of an item, "E-mail to a Friend" and "Pro Tips." The website also integrates information about us, including corporate and investor information, job opportunities, a retail store locator, and promotional and community event listings. We are testing "in-store" interactive kiosks in selected stores in an effort to expand our e-commerce business.

     TEAM AND CATALOG SALES. In 2001, we continued to develop our team sales division and launched The Sports Authority Direct, a retail catalog, in an effort to expand into other channels of distribution for our products. The team sales division offers special order team uniforms, footwear and equipment for leagues, recreational organizations and schools through our outside sales force. Fulfillment service for our catalog business is performed by GSI Commerce, Inc.

MERCHANDISE PURCHASING AND ALLOCATION

     Our merchandise purchasing and allocation departments manage all aspects of merchandise procurement including the allocation of fashion and seasonal merchandise and replenishment of basic merchandise. Our central buying staff, in consultation with our allocation department and store operations, uses our sophisticated merchandise planning systems to determine our merchandise mix. These systems allow us to manage our sales and inventory levels by store to the SKU level. We use an automated allocation system to allocate non-basic merchandise to stores based on planned sales, recent sales trends and inventory position. We also utilize an automated replenishment system for approximately 53% of our active assortment. The replenishment system balances merchandise in-stock levels to satisfy customer demand and help us to reduce the costs associated with carrying excess inventory.

     We currently purchase merchandise from over 650 vendors. Our largest vendor, Nike, Inc., accounted for approximately 12.5% of total merchandise we purchased in 2001. We are either the largest or one of the largest customers for many of our vendors. We do not maintain any material long-term or exclusive commitments or arrangements to purchase from any vendor.

SUPPLY CHAIN

     During 2001, approximately 91% of our stores received some of their merchandise from our two distribution centers. Merchandise that is not shipped from our distribution centers is shipped directly to the stores from our vendors. One of our distribution centers is a 300,000 square foot facility located near Atlanta, Georgia. Our other distribution center is a 100,000 square foot facility located in Chino, California. Our distribution centers are flow-through facilities that receive and allocate merchandise to our stores. No reserve storage is maintained at these centers.

     Over the next 18 to 24 months, we plan to expand our distribution infrastructure by adding a new distribution center in the northeastern United States and introducing reserve storage capacity in our distribution centers. Once fully implemented, we believe our supply chain redesign will enable us to improve the flow of merchandise to our stores, improve merchandise in-stock levels and reduce overall inventories by up to 10%.

     We use a combination of common carriers and contract carriers who operate tractor trailers to deliver merchandise from our vendors and distribution centers to our stores.

INFORMATION SYSTEMS

     During the past three years, we have invested approximately $40 million in the acquisition, upgrade and integration of a "best of breed" portfolio of information systems. The core merchandising functions are supported by a suite of systems provided by JDA, an industry leader in retail system software development. JDA's Merchandise Management System, implemented in the summer of 2000, supports our purchase order, inventory management and tracking functions. Planning, allocations and automated replenishment ordering of merchandise are supported by JDA's Arthur Planning & Allocation systems and E-3 Corporation's Replenishment systems. These integrated systems provide the capability for the precise real time analysis of information that has lead to improved merchandise in-stock levels at our stores while reducing our overall inventories.

     Additional systems investments have been made in MarketMax's merchandise assortment and space planning software. This system is in its initial stages of deployment and will enhance our capabilities in providing store product assortments tailored to individual sporting goods markets. Utilizing JDA's Retail Ideas, a data warehouse storing detail sales information system, in combination with other sophisticated decision support tools, we are able to analyze our daily inventory and sales activity in a number of ways, including by store and SKU.

     Supply chain activities are supported primarily by QRS's automated purchase order transmission and receipt advisement software and services, Manhattan Associates PKMS warehouse management systems and JDA's suite of systems. These integrated systems allow us to electronically track purchase orders from the time of the order to the final destination and electronic receipt at our stores or distribution centers. Various other reporting and tracking systems provide continuous monitoring of our merchandise within the supply chain.

     Store sales transactions are supported by NCR POS registers recently upgraded to enable enhanced debit card sales transactions in addition to traditional options such as credit cards and checks. This enhancement allows us to offer a broader range of customer sales tender options. As part of our new store format and remodel initiatives, we are rolling out new wireless access devices that have enhanced functionality to offer wireless customer price verification in addition to the inventory management functions.

     We are in the early stages of implementing Kronos' Internet-based Work Force Central and Smart Scheduler labor management tools that electronically collect labor data which will allow us to measure and improve store workforce productivity.

     We communicate with our stores interactively over a sophisticated voice/data network providing a continuous interchange of data and information. Our retail and financial systems utilize IBM's AS/400 and RS/6000 hardware architectures with Oracle and IBM DB2 databases. Our financial functions are supported by the full suite of Lawson Financial software, which is integrated with the merchandise and supply chain support systems.

ADVERTISING AND PROMOTION

     We advertise our merchandise and seek to build name recognition and market share through newspaper advertising, direct mail, broadcast media, billboards and sports sponsorships. The focus on multi-store markets enables us to leverage a substantial portion of our advertising costs. In addition, we use variable levels of advertising among different markets based on effectiveness, and approach each advertising event with a season-based or savings theme. We focus on encouraging consumers to "Get Out and Play," and to make participation in or attendance at almost any type of sports, leisure or recreational activity a meaningful part of their lifestyle.

     We also collect basic customer information to develop a proprietary database for our advertising and marketing initiatives. The database includes over eight million customers. In addition, a third party private label credit card program launched in 1999 currently includes approximately 380,000 customers.

     In 2001, we signed an agreement with Upromise, Inc., to become the exclusive sporting goods retailer to participate as a contributor in its college savings program under Internal Revenue Code Section 529. Upromise administers an Internet-based customer loyalty program that invests in Section 529 college savings programs that provide a way to help families create a college savings. Customers can receive rebates of 2% of purchases by registering their credit cards with Upromise and shopping with those cards at our stores.

COMMUNITY INVOLVEMENT

     In 2000, we committed $3.3 million to the Boys and Girls Club of America over a three-year period to establish the Fitness Authority, a health and fitness educational program that encourages young people to participate in training, fitness evaluations and fitness events. We expect 250,000 children to participate in 2002 in the Fitness Authority events which include year-round, age-appropriate fitness activities culminating in regional and national competitions. The Boys and Girls Club of America is a national network of over 2,800 clubs that promote and enhance the development of boys and girls by instilling a sense of competence, usefulness, belonging and influence. We intend to extend our support of the Fitness Authority and its relationship with Boys and Girls Club of America for an additional year in 2003 at current support levels.

COMPETITION

     The sporting goods retail sector is comprised of five principal categories of retailers including traditional sporting goods retailers, specialty sporting goods retailers, large format sporting goods retailers, mass merchandisers, and catalog and Internet-based retailers. In addition, a variety of other retailers sell various types of sporting goods, principally athletic footwear and apparel.

     TRADITIONAL SPORTING GOODS RETAILERS. Traditional sporting goods retailers tend to have relatively small stores, ranging in size from 5,000 to 20,000 square feet and are frequently located in malls or strip centers. Examples of these retailers are Modell's Sporting Goods, Champs, Big 5 Sporting Goods and Hibbett Sporting Goods. These retailers typically carry limited quantities of each item in their assortment and generally offer a more limited selection at higher prices than large format sporting goods retailers.

     SPECIALTY SPORTING GOODS RETAILERS. Specialty sporting goods retailers include specialty shops, generally ranging in size from 1,000 to 10,000 square feet, and are frequently located in malls or strip centers. Examples of these retailers include, Decathlon, Dunham's Sports, Edwin Watts Golf Shops, Foot Locker, Foot Action, The Athlete's Foot, The Finish Line and West Marine. These retailers also include pro shops that often are single store operations. These retailers typically carry a wide assortment of one specific product category, such as athletic shoes or golf or tennis equipment, and generally have higher prices than large format sporting goods retailers.

     LARGE FORMAT SPORTING GOODS RETAILERS. Large format sporting goods retailers, such as our company, generally range in size from 25,000 to 70,000 square feet, offer a broad selection of brand name sporting goods and tend to be either anchor stores in strip malls or in free-standing locations. Examples of these retailers include Gart Sports Company, which includes Sportmart and Oshman's Sporting Goods, Dick's Sporting Goods, Academy Sports and Outdoors, Sport Chalet, Galyan's Trading Company, Bass Pro Shops and Just for Feet. In addition, other large format sporting goods retailers compete with certain product categories that we sell, such as REI in outdoor sporting products.

     MASS MERCHANDISERS. Mass merchandisers' stores generally range in size from 50,000 to 200,000 square feet, featuring sporting goods as part of their overall assortment and are located primarily in strip centers or free-standing locations. Examples of these retailers include Wal-Mart, Target and Kmart. These retailers have limited selection and fewer brand names and typically do not offer the customer service offered by specialty and large format sporting goods retailers.

     CATALOG AND INTERNET-BASED RETAILERS. We compete with catalog and Internet-based retailers such as LL Bean, Eddie Bauer, Land's End and Cabela's, Internet-based retailers such as ShopSports.com and websites operated by GSI Commerce, Inc.

TRADEMARKS AND SERVICE MARKS

     We use "The Sports Authority" as our trade name and apply to qualify to do business as such in each jurisdiction where we operate stores under that name. Our retail identity is comprised of the trade name, as well as three families of trademarks and service marks featuring the words "Authority" and "Play," as well as the names associated with our private label products. Many of these names are registered, or the subject of pending applications, with the U.S. Patent and Trademark Office and other applicable offices around the world. Marks registered in the United States in the "Authority" family include "Authority," "The Sports Authority," "Sports Authority," "The Ski Authority," "Golf Authority," "Tennis Authority" and "Team Sports Authority," among others. Marks used in the "Play" family include "Get Out and Play" and "Come In and Play," among others. Marks used in our private label program include those listed under the caption "Merchandising." We vigorously protect our trademarks, service marks and trade name from infringement throughout the world by strategic registration and enforcement efforts. Use of these marks is based on a license with The Sports Authority Michigan, Inc., our wholly owned subsidiary.

EMPLOYEES

     We have approximately 5,500 full-time and 4,500 part-time employees. Of these, approximately 9,200 are employed in our stores and approximately 800 are employed in corporate office positions, regional and district positions, and our distribution centers. None of our employees are covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

PROPERTIES

     The following table lists the location, by state, of our stores.

                                    NUMBER                                          NUMBER
STATE                              OF STORES     STATE                             OF STORES
-----                            -------------   -----                             ---------
Alabama........................        1         Missouri.......................        5
Alaska.........................        1         Nebraska.......................        1
Arizona........................        8         Nevada.........................        2
Arkansas.......................        1         New Hampshire..................        2
California.....................        9         New Jersey.....................       15
Connecticut....................        7         New York.......................       13
Delaware.......................        1         North Carolina.................        7
Florida........................       40         Pennsylvania...................        6
Georgia........................       13         Rhode Island...................        1
Hawaii.........................        3         South Carolina.................        3
Illinois.......................       15         Tennessee......................        5
Indiana........................        1         Texas..........................        2
Louisiana......................        1         Virginia.......................       10
Maine..........................        1         Washington.....................        3
Maryland.......................       11         Wisconsin......................        1
Massachusetts..................        5                                              ---
Michigan.......................        7         Total stores                         201
                                                                                      ===

     We operate eight owned stores and 193 stores under long-term leases. We own two additional locations that are closed stores. Store leases typically provide for an initial 10 to 25 year term with multiple five-year renewal options. As current leases expire, we believe that we will generally be able to obtain lease renewals for present store locations, if desired, or obtain leases for equivalent or better locations in the same general area. In most cases, our leases provide for minimum annual rent subject to periodic adjustments, plus other charges, including a proportionate share of taxes, insurance and common area maintenance. Fifty-six of our store leases are guaranteed by Kmart Corporation. We anticipate that Kmart will seek to extinguish its contingent liability under the guarantees in its bankruptcy proceedings. We do not expect the extinguishment of the guarantees to have a material impact on our business.

     In October 2001, we completed the sale-leaseback transaction for ten store locations pursuant to an agreement with Realty Income Corporation. We will continue to operate the stores pursuant to 20-year leases with Realty Income Corporation.

     We lease a building at 3383 North State Road 7, Fort Lauderdale, Florida, containing approximately 106,000 square feet. This facility houses our corporate offices. Six years remain on the term of this lease and we have two 10-year renewal options. We lease a distribution center occupying 300,000 square feet near Atlanta, Georgia pursuant to a lease which expires in April 2003. We also lease a distribution center occupying 100,000 square feet in Chino, California pursuant to a lease which expires in March 2004.

     To date, we have assigned or terminated our lease obligations at 13 stores and entered into long-term subleases at three others. We continue our efforts to dispose of the remaining closed store sites which include five leased and two owned properties.

ENVIRONMENTAL REGULATION

     We are subject to federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those governing the management of above ground and underground storage tanks, the cleanup of wastes, and the maintenance of a safe workplace. We may, in the future, incur liability under environmental statutes or regulations with respect to contamination at sites we own or operate (including contamination caused by prior owners or operators of such sites or neighboring sites) and the off-site disposal of hazardous substances. We believe that we have been and are in substantial compliance with the terms of all applicable environmental laws and regulations as currently interpreted and that we have no liabilities under environmental requirements that we would expect to have a material adverse effect on our business, results of operations or financial conditions.

LEGAL PROCEEDINGS

     We are one of thirty-three named defendants, including firearms manufacturers and retailers, in City of Chicago and County of Cook v. Beretta U.S.A. Corp. et al., Circuit Court of Cook County, Illinois. This suit was served on us in November 1998. The complaint was based on legal theories of public nuisance and negligent entrustment of firearms and alleged that the defendants distributed, marketed and sold firearms in the portion of Cook County outside Chicago that were found illegally in Chicago. The complaint sought damages allocated among the defendants exceeding $433 million to compensate the City of Chicago and Cook County for their alleged costs resulting from the alleged public nuisance. The complaint also sought punitive damages and injunctive relief imposing additional regulations on the methods the defendants use to distribute, market and sell firearms in Cook County. In February 2000, the Court dismissed the complaint's negligent entrustment count. The plaintiffs filed an amended complaint with the Court's permission in March 2000, which contains both the public nuisance and negligent entrustment counts. In September 2000, the Court granted the motions of the defendants to dismiss the amended complaint, in its entirety, with prejudice. In October 2000, the plaintiffs appealed to the Appellate Court of Illinois, First Judicial District, which heard oral arguments on the appeal in December 2001. We are currently unable to predict the outcome of this case.

     There are various other claims, lawsuits and pending actions against us incident to our operations. In our opinion, the ultimate resolution of these matters will not have a material effect on our liquidity, financial position or results of operations.

                                   MANAGEMENT

     The following table provides information regarding our directors and executive officers:

NAME                                    AGE                   TITLE
----                                    ---                   -----
Martin E. Hanaka......................  53    Chairman and Chief Executive Officer
Elliott J. Kerbis.....................  49    President and Chief Merchandising
                                              Officer
George R. Mihalko.....................  47    Vice Chairman, Chief Administrative
                                              Officer and Chief Financial Officer
James R. Tener........................  53    Executive Vice President and Chief
                                              Operating Officer
A. David Brown........................  59    Director
Mary Elizabeth Burton.................  50    Director
Cynthia R. Cohen......................  49    Director
Steve Dougherty.......................  54    Director
Julius W. Erving......................  52    Director
Carol A. Farmer.......................  57    Director
Paul E. Fulchino......................  55    Director
Kevin M. McGovern.....................  53    Director
Charles H. Moore......................  72    Director

     Martin E. Hanaka, age 53. Mr. Hanaka joined us in February 1998 as our Vice Chairman and currently serves as our Chief Executive Officer since his election in September 1998. He has served as our Chairman since November 1999. From 1994 until October 1997, Mr. Hanaka served as President and Chief Operating Officer and a director of Staples, Inc., an office supply retailer. Mr. Hanaka's extensive retail career includes serving as Executive Vice President of Marketing and as President and Chief Operating Officer of Lechmere, Inc. from 1992 to 1994, and serving in various capacities during his 20 year career at Sears Roebuck & Co., most recently as Vice President in charge of Sears Brand Central. Mr. Hanaka also serves as a director of Trans-World Entertainment, a movie and video retail chain under several brands, and the Sporting Goods Manufacturers Association, as a National Trustee of the Boys & Girls Clubs of America, and as a member of the Cornell University Entrepreneurship and Personal Enterprise Council and the Cornell University Council.

     Elliott J. Kerbis, age 49. Mr. Kerbis joined us in October 2000 as Executive Vice President -- Merchandising and Sales Promotion and was promoted to President and Chief Merchandising Officer in January 2002. He previously served as Senior Vice President of Merchandise at Filene's, a department store owned by The May Department Store Company from May 1999 to August 2000, and as Executive Vice President of Merchandise for Hardlines of The Caldor Corporation, a discount retailer, from 1987 to 1999. Prior to joining Caldor Corporation, Mr. Kerbis served in various capacities with R.H. Macy & Co. from 1977 to 1987.

     George R. Mihalko, age 47. Mr. Mihalko joined us in September 1999 as Executive Vice President and Chief Financial Officer and was promoted to Vice Chairman and Chief Administrative Officer in January 2002 while retaining his responsibilities as Chief Financial Officer. He previously served as Senior Vice President, Chief Financial Officer and Treasurer of Pamida Holdings Corporation, a general merchandise retailer, from 1995 to July 1999, and as Vice President and Treasurer of Pier 1 Imports, a specialty retailer, from 1993 to 1995. Prior to that, Mr. Mihalko held diverse management positions with Burlington Northern, Inc., Porsche Cars North America, Inc. and Firestone Tire & Rubber Company.

     James R. Tener, age 53. Mr. Tener joined us in June 1999 as Executive Vice President and Chief Operating Officer. He previously served as Executive Vice President for Store Operations of OfficeMax, Inc., an office supply retailer, from April 1996 to May 1999, as Chief Operating Officer of Busybody Inc., a specialty fitness equipment retailer, from March 1995 to April 1996, and as Senior Vice President for Operations of Pier 1 Imports, Inc., a decorative home furnishings retailer, from 1989 to 1994.

     A. David Brown, age 59. Mr. Brown is a Partner of Whitehead Mann, an executive search firm. Mr. Brown served as the Managing Director of Pendleton James Associates, which was acquired by Whitehead Mann in August 2000, since May 1997. Mr. Brown served as Vice President of the Worldwide Retail/Fashion Specialty Practice at Korn/Ferry International from June 1994 to May 1997 and as Senior Vice President for Human Resources at R.H. Macy & Co. from 1983 to June 1994. Mr. Brown was also a director of R.H. Macy & Co. from 1987 to 1992. Mr. Brown is a director of Zale Corporation, a jewelry retailer, and Selective Insurance Group, Inc., Mr. Brown also serves as a member of the Board of Trustees of Drew University, and as a member of the Board of Trustees of the Jackie Robinson Foundation.

     Mary Elizabeth Burton, age 50. Ms. Burton currently serves as the Chairman and Chief Executive Officer of BB Capital, Inc., a company which she founded in 1992 to provide advisory services to and make investments in small to medium sized retail businesses. Previously, Ms. Burton served as the Chief Executive Officer of a number of companies, including Supercuts, Inc., PIP Printing and Cosmetic Center, Inc. Ms. Burton is also a director of Staples, Inc.

     Cynthia R. Cohen, age 49. Ms. Cohen is the founder of Strategic Mindshare, a strategic management consulting firm serving retailers, consumer product manufacturers and e-businesses. She served as President of Strategic Mindshare since the company's organization in 1990. Prior to that, Ms. Cohen was a partner with Deloitte Consulting. Ms. Cohen is also a director of Office Depot, Inc., an office supply retailer, and Hot Topic, a teen apparel retailer. In addition, Ms. Cohen serves on the Executive Advisory Board for the Center for Retailing Education at the University of Florida and is Vice Chair of the Board of the Center for Women's Business Research.

     Steve Dougherty, age 54. Mr. Dougherty is currently the President, Secretary and a director of SLD Properties, Inc., a real estate company based in Boca Raton, Florida. Mr. Dougherty has held these positions since 1993. Mr. Dougherty co-founded Office Depot, Inc. and Mr. How Warehouse, a retail home improvement chain. He served as President, Chief Operating Officer and as a director of Office Depot from 1986 until his retirement in 1990. Before 1986, Mr. Dougherty served as an executive officer and as a director of Mr. How Warehouse.

     Julius W. Erving, age 52. Mr. Erving has served as Vice President of RDV Sports and as Executive Vice President of its division, the Orlando Magic Basketball Club, since June 1997. Mr. Erving engages in various product endorsements and promotions, which are managed by the Erving Group, Inc., of which he is the founder and President. He has held this position since 1979. Mr. Erving is also a director of Saks Holdings Inc., which operates retail department stores, Darden Restaurants, Inc. and Williams Communication Group.

     Carol A. Farmer, age 57. Ms. Farmer has been the President of Carol Farmer Associates, Inc., a trend forecasting and retail consulting firm, since she founded it in 1984. Prior to that, Ms. Farmer was Executive Vice President of Lerner Stores and Vice President of American Can Company.

     Paul E. Fulchino, age 55. Mr. Fulchino serves as the Chairman, President and Chief Executive Officer of Aviall, Inc., an independent technology-based provider of new and re-sellable component products and related services to the aviation and marine aftermarket. Mr. Fulchino has held these positions since December 1999. Between 1996 and 1999, Mr. Fulchino served as a President and Chief Operating Officer of B/E Aerospace, and he served as President and Vice Chairman of Mercer Management Consulting, an international management consulting firm, between 1990 and 1996. Mr. Fulchino also serves as a director of Aviall, Inc. and Global Technology Systems, and is a member of the President's Advisory Board of Embry Riddle Aeronautical University.

     Kevin M. McGovern, age 53. Mr. McGovern is currently the Chairman and Chief Executive Officer of McGovern Capital LLC, which structures, funds, and implements capital formation, joint ventures and business alliances. He is the principal in the law firm of McGovern & Associates. Mr. McGovern also serves as the Chairman of Greenwich Alliances, which specializes in the formation and negotiation of strategic alliances. He is also a Trustee of Cornell University.

     Charles H. Moore, age 72. Mr. Moore serves as the Executive Director of the Committee to Encourage Corporate Philanthropy, having served as deputy to the Chairs from November 1999 through March 2001.

Mr. Moore served as the Director of Athletics at Cornell University between 1994 and August 1999. Previously, Mr. Moore served as Executive Vice President of Illinois Tool Works, Inc. in 1991 and 1992, and as President and Chief Executive Officer of Ransburg Corporation from 1988 to 1992. Mr. Moore served as a Public Sector Director of the United States Olympic Committee and as Chairman of that organization's Audit Committee between 1992 and 2000. Mr. Moore is currently a Governor of the National Art Museum of Sport, and formerly served as the Chairman and Chief Executive Officer of that organization. Mr. Moore is also a National Board member of the Smithsonian Institution, a Commissioner of the Smithsonian American Art Museum, and a Regent of Mercersburg Academy.

     There is no family relationship between any of these executive officers or between any of our officers and directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 10, 2002, and as adjusted to reflect the sale of common stock in this offering, by:

     - each person or entity known to us that beneficially owns more than 5% of our common stock;

     - each of our named executive officers;

     - each member of our board of directors; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after June 10, 2002 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. The information shown is based on the most recent Schedule 13G filed by these stockholders with the SEC, where indicated. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

     The percentages of common stock beneficially owned disclosed below are based on 32,789,290 shares of our common stock outstanding as of June 10, 2002
and                shares of our common stock outstanding following this
offering.

                                                       SHARES BENEFICIALLY OWNED
                                             ---------------------------------------------
                                                             PERCENT OWNED   PERCENT OWNED
                                                               PRIOR TO          AFTER
NAME                                           NUMBER        THIS OFFERING   THIS OFFERING
----                                         -----------     -------------   -------------
5% OR GREATER STOCKHOLDERS:
AEON Co., Ltd..............................    3,030,000          9.3%
51-1, 1-chome,
Nakase, Mihama-ku,
Chiba-shi, Chiba 261, Japan

Dimensional Fund Advisors Inc.(1)..........    2,317,293          7.1%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

Cannell Capital LLC and J. Carlo
  Cannell(2)...............................    2,140,500          6.6%
2500 18th Street
San Francisco, California 94110

DIRECTORS AND EXECUTIVE OFFICERS:
A. David Brown.............................       34,870 (3)        *
Mary Elizabeth Burton......................       31,597 (4)        *
Cynthia R. Cohen...........................       25,906 (5)        *
Steve Dougherty............................      104,931 (6)        *
Julius W. Erving...........................       30,201 (7)        *
Carol A. Farmer............................       40,666 (8)        *
Paul E. Fulchino...........................           --           --
Martin E. Hanaka...........................      830,330 (9)      2.5%
Elliott J. Kerbis..........................       70,080 (10)       *
George R. Mihalko..........................      161,380 (11)       *
Kevin M. McGovern..........................       35,736 (12)       *
Charles H. Moore...........................       28,310 (13)       *

                                                       SHARES BENEFICIALLY OWNED
                                             ---------------------------------------------
                                                             PERCENT OWNED   PERCENT OWNED
                                                               PRIOR TO          AFTER
NAME                                           NUMBER        THIS OFFERING   THIS OFFERING
----                                         -----------     -------------   -------------
James R. Tener.............................      149,096 (14)        *
All Directors and executive officers as a
  group (13 persons).......................    1,543,103 (15)      4.6%

---------------

  *  Represents less than 1%.

 (1) Dimensional Fund Advisors Inc. reported on its Schedule 13G for 2001 that it possesses voting and/or investment power over the shares that are owned by four investment companies and other commingled group trusts and separate accounts to which it furnishes investment advice. Dimensional disclaims beneficial ownership of the shares.

 (2) Cannell Capital LLC reported on its Schedule 13G for 2001 that it shares voting and investment power over the shares that are owned by its investment advisory clients. J. Carlo Cannell controls Cannell Capital LLC by virtue of his position as managing member and majority owner of Cannell Capital LLC.

 (3) Includes 27,337 shares granted under the Director Stock Plan, receipt of which Mr. Brown elected to defer under the terms of that Plan, and options to purchase 6,500 shares.

 (4) Includes 10,810 shares granted under the Director Stock Plan, receipt of which Ms. Burton has elected to defer under the terms of that Plan, and options to purchase 5,000 shares.

 (5) Includes options to purchase 17,500 shares.

 (6) Includes options to purchase 15,707 shares.

 (7) Includes options to purchase 10,100 shares.

 (8) Includes options to purchase 15,707 shares.

 (9) Includes options to purchase 391,667 shares and 135,580 restricted shares.

(10) Includes 10,000 unvested restricted shares.

(11) Includes options to purchase 16,667 shares and 54,230 restricted shares.

(12) Includes 20,736 shares granted under the Director Stock Plan, receipt of which Mr. McGovern has elected to defer under the terms of that Plan, and options to purchase 5,000 shares.

(13) Includes 10,810 shares granted under the Director Stock Plan, receipt of which Mr. Moore has elected to defer under the terms of that Plan, and options to purchase 6,500 shares.

(14) Includes options to purchase 91,667 shares and 39,230 restricted shares.

(15) Includes options to purchase 582,015 shares and 239,040 restricted shares.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

     Our certificate of incorporation authorizes 100 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $.01 per share. As of June 10, 2002, a total of 32,789,290 shares of common stock were issued and outstanding.

COMMON STOCK

     Subject to the rights of holders of any preferred stock then outstanding, holders of common stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by our board of directors. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. Because holders of common stock do not have cumulative voting rights, holders of a majority of the shares of common stock represented at a meeting can elect all of the directors that could be elected at such meeting. In the event of liquidation, dissolution or winding up of our company, holders of common stock would be entitled to share ratably in assets of our company available for distribution to holders of common stock. All outstanding shares of common stock are or will be, when issued, fully paid and nonassessable.

     Holders of common stock are not liable to further calls or assessments by us and holders of common stock are not liable for any liabilities of our company. Holders of common stock have no preemptive rights.

PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such series and to fix the designations, voting powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because our board of directors has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of common stock, which could adversely affect the rights of holders of common stock. There are no shares of preferred stock currently outstanding and we have no current intention to issue any shares of preferred stock.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Certain provisions of our certificate of incorporation and by-laws could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover of our company if our board of directors determines that such takeover is not in the best interests of our company and our stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire our company or to remove incumbent management even if some or a majority of stockholders deem such an attempt to be in their best interests. Our certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as the then authorized number of directors constituting our board of directors permits. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class shall hold office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected. As a result, approximately one-third of our board of directors will be elected each year. Under the Delaware General Corporation Law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with provisions of our certificate of incorporation and by-laws authorizing our board of directors to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees. Our by-laws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice must be received by us not less than 60 days nor more than 90 days prior to the meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. Our certificate of incorporation provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and prohibits action by written consent in lieu of a meeting. Our by-laws provide that special meetings of our stockholders may be called only by the Chairman of our board of directors, our President or our Secretary or by a majority of the members of our board of directors. This provision will make it more difficult for stockholders to take action opposed by our board of directors.

RIGHTS PLAN

     In September 1998, our board of directors adopted a stockholder rights plan and declared a dividend distribution of one right per outstanding share of our common stock. Each right entitles the holder to buy a unit consisting of one one-thousandth of a share of our Series A Junior Participating Preferred Shares or, in certain circumstances, a combination of securities and assets of equivalent value at a purchase price of $50 per unit, subject to adjustment. Each unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock. In September 2001, we amended and restated our stockholder rights agreement, which extended the expiration date of the rights from October 5, 2001 to September 11, 2011, and reduced the purchase price to $35 per unit.

     The rights become exercisable only if a person or group acquires 20% or more of our outstanding common stock, or a person or group announces a tender offer for 20% or more of our outstanding common stock. In certain events the rights entitle each holder to receive shares of our common stock having a value equal to two times the exercise price of the right, and the rights of the acquiring person or group will become null and void. These events include, but are not limited to, a merger in which we are the survivor, and acquisition of 20% or more of our outstanding common stock other than through a tender offer that provides fair value to all shareholders. If we are acquired in a merger in which we are not the surviving corporation, or more than 50% of our assets or earning power is sold or transferred, each holder of a right will have the right to receive, upon exercise, common shares of the acquiring company. We can redeem each right for $.01 at any time before the rights becoming exercisable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                  MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
                       CONSEQUENCES FOR NON-U.S. HOLDERS

     The following is a discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset (generally, property held for investment). As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes in much the same manner as U.S. citizens.

     This discussion does not consider U.S. state or local or non-U.S. tax consequences and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities, bank or other financial institution, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

     If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

     The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations, and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus, and all of which are subject to change, retroactively or prospectively.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS WITH RESPECT TO ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK.

DISTRIBUTIONS ON COMMON STOCK

     As described under "Dividend Policy" above, we do not anticipate paying dividends on our common stock in the foreseeable future. In the event, however, that we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Common Stock" below.

     Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement and benefits under a relevant income tax treaty.

     Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate, a non-U.S. holder that claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements. In the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and look-through rules will apply for foreign simple trusts and foreign grantor trusts.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the foreign corporation's conduct of a trade or business in the United States.

     To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

     - the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

     - our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date the non-U.S. holder disposes of our common stock or the period the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Internal Revenue Code, however, such common stock will be treated as United States real property interests only if the non-U.S. holder disposing of such common stock owned directly or indirectly more than 5% of such regularly traded common stock during the shorter of the 5-year period ending on the date the non-U.S. holder disposes of our common stock or the period the non-U.S. holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not "regularly traded on an established securities market," then any gain realized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 30%).

     The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate (currently 30%) unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

     The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder should consult its own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2002, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                            ---------
Credit Suisse First Boston Corporation......................
Stephens Inc. ..............................................
Morgan Keegan & Company, Inc. ..............................
SunTrust Capital Markets, Inc. .............................
Wells Fargo Securities, LLC ................................
                                                               --------
          Total.............................................
                                                               ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to           additional shares at the public offering price less
the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                             PER SHARE                           TOTAL
                                  -------------------------------   -------------------------------
                                     WITHOUT            WITH           WITHOUT            WITH
                                  OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                  --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us.......      $                $                $                $
Expenses payable by us.........      $                $                $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     Our officers, directors and certain stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Some of the underwriters and their affiliates have provided and may in the future provide services and engage in commercial and investment banking transactions with us for which they have been, and will be, paid customary fees and commissions.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering, or selling group members, if any, who may participate in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS

     We are in compliance with the terms of the indebtedness owed by us to an affiliate of Wells Fargo Securities, LLC. The decision of Wells Fargo Securities, LLC to distribute our shares of common stock was not influenced by its affiliate that is our lender and such affiliate had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Wells Fargo Securities, LLC will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

                                 LEGAL MATTERS

     Certain legal matters related to this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, Miami, Florida. Certain legal matters related to this offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                              INDEPENDENT AUDITORS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at February 2, 2002 and February 3, 2001, and for each of the three years in the period ended February 2, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement (of which this prospectus forms a part) on Form S-3 with respect to the common stock being offered by this prospectus. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 20 Broad Street, New York, New York 10005. You may call the Securities and Exchange Commission at 800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's Website found at www.sec.gov.

     This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where any contract is an exhibit to the registration statement, each statement with respect to the contract is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made.

     In addition, the SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated:

          1. Our Annual Report on Form 10-K for the year ended February 2, 2002, and

          2. Our Quarterly Report on Form 10-Q for the quarter ended May 4,
     2002.

     You may request a copy of these filings, which we will provide to you at no cost, by writing or calling us at the following address and telephone number:
The Sports Authority, Inc., 3383 North State Road 7, Fort Lauderdale, Florida 33319, telephone: (954) 735-1701, Attention: Investor Relations.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Audited Financial Statements

Management's Responsibility for Financial Reporting.........    F-2
Report of Independent Certified Public Accountants..........    F-3
Consolidated Statements of Operations for the fiscal years
  ended January 29, 2000, February 3, 2001 and February 2,
  2002......................................................    F-4
Consolidated Balance Sheets as of February 3, 2001 and
  February 2, 2002..........................................    F-5
Consolidated Statements of Stockholders' Equity for the
  fiscal years ended January 29, 2000, February 3, 2001 and
  February 2, 2002..........................................    F-6
Consolidated Statements of Cash Flows for the fiscal years
  ended January 29, 2000, February 3, 2001 and February 2,
  2002......................................................    F-7
Notes to Consolidated Financial Statements..................    F-8

Unaudited Financial Statements

Consolidated Statements of Operations for the thirteen weeks ended May 5, 2001 and
  May 4, 2002...............................................   F-24
Consolidated Balance Sheets as of February 2, 2002 and May
  4, 2002...................................................   F-25
Consolidated Statements of Cash Flows for the thirteen weeks ended May 5, 2001 and
  May 4, 2002...............................................   F-26
Notes to Consolidated Financial Statements..................   F-27

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     Management is responsible for the integrity and consistency of all financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on Management's best estimates and judgments as required.

     Management has developed and maintains a system of accounting and controls designed to provide reasonable assurance that the Company's assets are protected from improper use and that accounting records provide a reliable basis for the preparation of financial statements. This system includes policies which require adherence to ethical business standards and compliance with all laws to which the Company is subject. This system is continually reviewed, improved and modified in response to changing business conditions and operations. The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of and adherence to Management's established policies and procedures. The extent of the Company's system of internal accounting controls recognizes that the cost should not exceed the benefits derived. Management believes that assets are safeguarded and financial information is reliable.

     The consolidated financial statements of the Company have been audited by Ernst & Young LLP, independent certified public accountants. Their report, which appears herein, is based upon their audits conducted in accordance with auditing standards generally accepted in the United States. These standards include a review of the systems of internal controls and tests of transactions to the extent considered necessary by them for purposes of supporting their opinion.

     The Audit Committee of the board of directors is comprised solely of Directors who are not officers or employees of the Company and each of whom meets the independence requirements of The New York Stock Exchange. The Committee is responsible for recommending to the board of directors the selection of independent certified public accountants. It meets periodically and monitors the financial, accounting and auditing procedures of the Company, in addition to reviewing the Company's financial reports. The Company's independent certified public accountants and its internal auditors have full and free access to the Audit Committee.

     Martin E. Hanaka            George R. Mihalko             Todd Weyhrich
       Chairman and                Vice Chairman,          Senior Vice President
 Chief Executive Officer    Chief Administrative Officer       and Controller
                            and Chief Financial Officer

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
The Sports Authority, Inc.

     We have audited the accompanying consolidated balance sheets of The Sports Authority, Inc. as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sports Authority, Inc. at February 2, 2002 and February 3, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for inventories in 2001.

                                          Ernst & Young LLP

Miami, Florida
March 8, 2002

                           THE SPORTS AUTHORITY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,
                                                                 2000          2001          2002
                                                              -----------   -----------   -----------
                                                               (In thousands, except per share data)
Sales.......................................................  $1,492,860    $1,485,839    $1,415,552
License fee income..........................................       1,829         2,748         3,446
                                                              ----------    ----------    ----------
                                                               1,494,689     1,488,587     1,418,998
                                                              ----------    ----------    ----------
Cost of merchandise sold, including buying and occupancy
  costs.....................................................   1,132,296     1,090,078     1,028,753
Selling, general and administrative expenses................     394,963       366,092       360,788
Pre-opening expense.........................................       1,609         2,131             5
Goodwill amortization.......................................       1,963            --            --
                                                              ----------    ----------    ----------
                                                               1,530,831     1,458,301     1,389,546
                                                              ----------    ----------    ----------
Store exit costs............................................       8,861         2,763         5,553
Corporate restructuring.....................................        (700)           --           800
Impairment of long-lived assets.............................      88,751            --            --
                                                              ----------    ----------    ----------
                                                                  96,912         2,763         6,353
                                                              ----------    ----------    ----------
  Operating income (loss)...................................    (133,054)       27,523        23,099
                                                              ----------    ----------    ----------
Other income (expense):
  Interest expense..........................................     (17,657)      (21,734)      (13,821)
  Interest income...........................................       2,370           990           489
  Gain on sale of investment securities.....................          --            --         2,538
  Gain on deconsolidation of joint venture..................       5,001            --            --
                                                              ----------    ----------    ----------
Income (loss) before income taxes, extraordinary gain and
  cumulative effect of accounting change....................    (143,340)        6,779        12,305
Income tax expense..........................................      22,721            --            --
                                                              ----------    ----------    ----------
Income (loss) before extraordinary gain and cumulative
  effect of accounting change...............................    (166,061)        6,779        12,305
Extraordinary gain, net of taxes of $3,678 in 1999 and
  $2,000 in 2000............................................       5,517        18,647           548
Cumulative effect of a change in accounting principle.......          --            --          (503)
                                                              ----------    ----------    ----------
  Net income (loss).........................................  $ (160,544)   $   25,426    $   12,350
                                                              ==========    ==========    ==========
Basic earnings (loss) per common share:
  Income (loss) before extraordinary gain and cumulative
    effect of accounting change.............................  $    (5.19)   $      .21    $      .38
  Extraordinary gain, net of tax............................         .17           .57           .02
  Cumulative effect of accounting change....................          --            --          (.02)
                                                              ----------    ----------    ----------
  Net income (loss).........................................  $    (5.02)   $      .78    $      .38
                                                              ==========    ==========    ==========
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary gain and cumulative
    effect of accounting change.............................  $    (5.19)   $      .21    $      .37
  Extraordinary gain, net of tax............................         .17           .57           .02
  Cumulative effect of accounting change....................          --            --          (.02)
                                                              ----------    ----------    ----------
  Net income (loss).........................................  $    (5.02)   $      .78    $      .37
                                                              ==========    ==========    ==========
Weighted average common shares outstanding:
  Basic.....................................................      32,003        32,295        32,610
                                                              ==========    ==========    ==========
  Diluted...................................................      32,003        32,311        33,080
                                                              ==========    ==========    ==========

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                              (In thousands, except per
                                                                     share data)
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   7,535     $  8,028
  Merchandise inventories...................................     393,087      358,119
  Receivables and other current assets......................      32,690       45,522
                                                               ---------     --------
     Total current assets...................................     433,312      411,669
Net property and equipment..................................     212,991      150,451
Other assets and deferred charges...........................      16,244       39,037
                                                               ---------     --------
     Total Assets...........................................   $ 662,547     $601,157
                                                               =========     ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable -- trade.................................   $  97,097     $105,906
  Accrued payroll and other current liabilities.............     114,990      100,686
  Current debt..............................................      45,756          999
  Taxes other than income taxes.............................      10,380       10,372
  Income taxes..............................................       4,889        4,968
                                                               ---------     --------
     Total current liabilities..............................     273,112      222,931
Long-term debt..............................................     205,100      179,333
Other long-term liabilities.................................      42,018       43,770
                                                               ---------     --------
     Total liabilities......................................     520,230      446,034
                                                               ---------     --------
Commitments and contingencies
Stockholders' Equity:
  Common stock, $.01 par value; 100,000 shares authorized;
     32,449 and 32,707 shares issued, respectively..........         324          327
  Additional paid-in capital................................     252,279      253,044
  Deferred compensation.....................................         (83)        (395)
  Accumulated deficit.......................................    (109,683)     (97,333)
  Treasury stock, 56 shares at cost.........................        (520)        (520)
                                                               ---------     --------
     Total stockholders' equity.............................     142,317      155,123
                                                               ---------     --------
     Total Liabilities and Stockholders' Equity.............   $ 662,547     $601,157
                                                               =========     ========

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                RETAINED                 ACCUMULATED
                                 COMMON STOCK     ADDITIONAL                    EARNINGS                    OTHER
                                ---------------    PAID-IN       DEFERRED     (ACCUMULATED   TREASURY   COMPREHENSIVE
                                SHARES   AMOUNT    CAPITAL     COMPENSATION     DEFICIT)      STOCK     INCOME (LOSS)     TOTAL
                                ------   ------   ----------   ------------   ------------   --------   -------------   ---------
                                                                         (In thousands)
Balance, January 24, 1999.....  31,895    $320     $251,024       $(531)       $  25,435      $(527)       $(2,809)     $ 272,912
  Common stock issued under
    stock plans...............     322       3        1,012        (660)                                                      355
  Common stock retired under
    stock plans...............      (2)                 (25)         25                                                        --
  Common stock cancelled under
    stock plans...............      (7)                 (20)                                                                  (20)
  Treasury stock re-issued....       1                                                            6                             6
  Amortization of deferred
    compensation..............                                      592                                                       592
Comprehensive loss:
    Net loss..................                                                  (160,544)                                (160,544)
    Cumulative translation
      adjustment..............                                                                               2,809          2,809
                                                                                                                        ---------
    Comprehensive loss........                                                                                           (157,735)
                                ------    ----     --------       -----        ---------      -----        -------      ---------
Balance, January 29, 2000.....  32,209     323      251,991        (574)        (135,109)      (521)            --        116,110
  Common stock issued under
    stock plans...............     214       1          350        (174)                                                      177
  Common stock cancelled under
    stock plans...............     (30)                 (62)         10                                                       (52)
  Treasury stock re-issued....                                        9                           1                            10
  Amortization of deferred
    compensation..............                                      646                                                       646
  Net income and comprehensive
    income....................                                                    25,426                                   25,426
                                ------    ----     --------       -----        ---------      -----        -------      ---------
Balance, February 3, 2001.....  32,393     324      252,279         (83)        (109,683)      (520)            --        142,317
  Common stock issued under
    stock plans...............     258       3          765        (595)                                                      173
  Amortization of deferred
    compensation..............                                      283                                                       283
  Net income and comprehensive
    income....................                                                    12,350                                   12,350
                                ------    ----     --------       -----        ---------      -----        -------      ---------
Balance, February 2, 2002.....  32,651    $327     $253,044       $(395)       $ (97,333)     $(520)       $    --      $ 155,123
                                ======    ====     ========       =====        =========      =====        =======      =========

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         FISCAL YEAR ENDED
                                                              ---------------------------------------
                                                              JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,
                                                                 2000          2001          2002
                                                              -----------   -----------   -----------
                                                                          (In thousands)
CASH PROVIDED BY (USED FOR):
OPERATIONS
  Net income (loss).........................................   $(160,544)    $ 25,426      $ 12,350
  Adjustments to reconcile net income (loss) to operating
     cash flows:
     Depreciation and amortization..........................      46,908       40,840        41,663
     Extraordinary gain.....................................      (9,195)     (20,647)         (548)
     Cumulative effect of a change in accounting
       principle............................................          --           --           503
     Gain on sale of investment securities..................          --           --        (2,538)
     Gain on deconsolidation of joint venture...............      (5,001)          --            --
     Impairment of long-lived assets........................      88,751           --            --
     Accrual for store exit costs...........................       8,861        3,513         5,553
     Other non-cash items -- net............................       3,762          325           818
     Change in deferred tax assets..........................      43,313           --            --
     Change in other assets.................................       3,167         (335)         (311)
     Change in other long-term liabilities..................      (1,340)      (5,214)       (7,157)
  Cash provided by (used for) current assets and
     liabilities:
     Change in accounts receivable and prepaid items........       7,149         (402)      (10,291)
     Change in income taxes receivable......................     (21,313)      22,976            --
     Change in inventories..................................      (5,544)     (45,814)       34,465
     Change in accrued payroll and other liabilities........     (16,498)        (766)      (12,217)
     Change in accounts payable.............................     (64,801)       3,513         8,809
     Other -- net...........................................       3,428       (1,460)           70
                                                               ---------     --------      --------
     Net cash provided by (used for) operations.............     (78,897)      21,955        71,169
                                                               ---------     --------      --------
INVESTING
  Capital expenditures......................................     (31,640)     (35,879)      (20,486)
  Net proceeds from sale of property and equipment..........      45,845           --        43,931
  Purchase of mortgage notes................................          --           --       (24,709)
  Deconsolidation of joint venture..........................      (3,127)          --            --
  Other -- net..............................................         (16)      (2,000)          540
                                                               ---------     --------      --------
     Net cash (used for) provided by investing..............      11,062      (37,879)         (724)
                                                               ---------     --------      --------
FINANCING
  (Payments) borrowings under revolving credit facility,
     net....................................................      80,277       74,132       (24,757)
  Purchase/retirement of convertible notes..................     (14,015)     (59,965)      (44,219)
  Proceeds from sale of stock and treasury stock............         359          272           208
  Debt issuance costs.......................................      (2,158)      (1,326)         (184)
  Payments under capital lease obligations..................        (821)      (1,468)       (1,000)
                                                               ---------     --------      --------
     Net cash (used for) provided by financing..............      63,642       11,645       (69,952)
                                                               ---------     --------      --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      (4,193)      (4,279)          493
Cash and cash equivalents at beginning of year..............      16,007       11,814         7,535
                                                               ---------     --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................   $  11,814     $  7,535      $  8,028
                                                               =========     ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid, net of amount capitalized..................   $  15,375     $ 20,647      $ 13,075
  Income taxes (refunded) paid, net.........................      (7,177)     (22,029)           --
  Non-cash investing and financing activities:
  Purchase of assets under capital lease financing..........          --        2,881            --

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  THE COMPANY

     The Sports Authority, Inc. ("The Sports Authority" or "Company") is the largest full-line sporting goods retailer in the United States. At February 2, 2002, the Company operated 198 stores, substantially all between 35,000 to 55,000 square feet, in 32 states across the United States. The Company has broadened its distribution channels to include e-commerce, team sales and catalog to broaden shopping alternatives for its customers and to augment its retail store sales.

     Mega Sports Co., Ltd. ("Mega Sports"), a joint venture with AEON Co., Ltd. (formerly JUSCO Co., Ltd.) ("AEON"), operates 33 The Sports Authority stores in Japan pursuant to a license agreement with the Company. Subsequent to February 2, 2002, the Company exercised an option under its joint venture agreement with AEON to purchase additional shares in the joint venture. The purchase increased the Company's ownership in Mega Sports from 8.4% to 19.9%. AEON is a major Japanese retailer which owns 9.3% of the Company's outstanding stock.

     Prior to July 2001, the Company owned 19.9% of TheSportsAuthority.com, Inc., a joint venture with GSI Commerce Solutions, Inc. ("GSI") (formerly Global Sports Interactive, Inc.), a wholly-owned subsidiary of Global Commerce, Inc. ("GSI Commerce") (formerly Global Sports, Inc.). The joint venture was formed to operate the e-commerce business of the Company. In July 2001, the joint venture was dissolved and the Company entered into a License and E-Commerce Agreement (the "Agreement") with GSI. Under the terms of the Agreement, GSI owns certain content and technology related to the website and will host, maintain, fulfill orders and furnish all other "back-end" operations required to operate the website. GSI receives all revenue generated from the website and pays the Company a royalty for use of property including certain trademarks, service marks and the domain name www.thesportsauthority.com.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's significant accounting policies are described below.

     Basis of Financial Statement Presentation: The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. These principles require management to (1) make estimates and assumptions that affect the reported amounts of assets and liabilities, (2) disclose contingent assets and liabilities at the date of the financial statements and (3) report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fiscal Year: During 1999, the Company revised its fiscal calendar to end the 1999 fiscal year on Saturday, January 29, 2000, and to cause all succeeding years to end on the Saturday closest to the last day of January. This change added six days to the 1999 fiscal year, which were included in the Company's results of operations. Prior to 1999, the Company's fiscal year ended on the Sunday prior to the last Wednesday in January. The 2000 and 1999 fiscal years each consisted of 53 weeks. The 2001 fiscal year consisted of 52 weeks.

     Basis of Consolidation: The Company includes its wholly owned and majority-owned subsidiaries in the consolidated financial statements. All intercompany transactions and amounts have been eliminated in consolidation.

     Earnings Per Share: The Company calculates earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," which requires

                           THE SPORTS AUTHORITY, INC.

a dual presentation of basic and diluted EPS. A reconciliation of the basic and diluted EPS computations is illustrated below:

                                                            1999          2000         2001
                                                        ------------   ----------   ----------
                                                        (In thousands, except per share data)
BASIC EPS COMPUTATION
  Income (loss) before extraordinary gain and
     accounting change................................   $(166,061)     $ 6,779      $12,305
  Weighted average common shares......................      32,003       32,295       32,610
                                                         ---------      -------      -------
  Basic earnings (loss) before extraordinary gain and
     accounting change per common share...............   $   (5.19)     $   .21      $   .38
                                                         =========      =======      =======
DILUTED EPS COMPUTATION
  Income (loss) before extraordinary gain and
     accounting change................................   $(166,061)     $ 6,779      $12,305
                                                         ---------      -------      -------
  Weighted average common shares......................      32,003       32,295       32,610
  Effect of stock options.............................          --           16          470
                                                         ---------      -------      -------
  Total shares........................................      32,003       32,311       33,080
                                                         ---------      -------      -------
  Diluted earnings (loss) before extraordinary gain
     and accounting change per common share...........   $   (5.19)     $   .21      $   .37
                                                         =========      =======      =======

     The computation of diluted EPS for the 2000 and 1999 fiscal years excludes shares issuable under the Company's 5.25% Convertible Subordinated Notes due September 2001 (the "Notes") because the issuance of the shares would have been antidilutive. The computation also excludes the antidilutive effect of stock options outstanding in each of the respective periods aggregating 1,047,266, 3,063,260 and 2,859,927 in 2001, 2000 and 1999, respectively.

     Cash and Cash Equivalents: The Company is a net borrower under its revolving credit facility ("Credit Facility") and all available funds are used to pay down outstanding borrowings daily. Therefore, cash consists mainly of deposits in transit and amounts in regional depositories not yet available for payment on the Credit Facility. The Company considers cash on hand in stores, deposits in banks, certificates of deposit and short-term marketable securities with original maturities of 90 days or less to be cash and cash equivalents.

     Inventories: In the first quarter of 2001, the Company changed its method of accounting for inventories to the lower of weighted average cost or market method from the retail inventory method. (See Note 3.)

     Property and Equipment: Land, buildings, leasehold improvements and furniture, fixtures and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of related assets on the straight-line method for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease, but not more than 10 years. Other estimated useful lives include 40 years for building, seven years for store fixtures and five years for other furniture, fixtures and equipment.

     Impairment of Property and Equipment: In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded when the net book value of assets exceed their fair value, as measured by projected undiscounted future cash flows.

                           THE SPORTS AUTHORITY, INC.

     Goodwill: In 1999, the Company changed the method by which it evaluates the recoverability of goodwill from the undiscounted cash flow method to the market value method. As a result of this change, the Company recorded an impairment charge for the remaining carrying value of its goodwill in 1999. (See
Note 5.) Previously, goodwill was amortized on a straight-line basis over 40 years.

     Financial Instruments: The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

     - The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

     - The fair value of the Company's note receivable is based on current interest rates and repayment terms of the note. (See Note 8.)

     - The carrying value of current debt approximates fair value due to its short-term nature.

     - Market prices were used to determine the fair value of the Notes prior to their maturity.

     As of February 2, 2002, the note receivable had a carrying value of $4.8 million and a fair value of $4.3 million.

     Revenue Recognition: Merchandise sales are recognized at the point of sale. Sales of licensee merchandise are excluded from total sales. The Company provides a reserve for sales returns which is regularly reviewed for adequacy based on current return experience. The Company receives royalties under license agreements with Mega Sports and GSI, which are reported as license fee income as earned. (See Note 4.)

     Advertising Costs: Production costs are expensed upon first showing of the advertising, and other advertising costs are expensed as incurred. Catalog production costs are capitalized and expensed over the estimated sales life of the catalog, which is generally less than two months. The Company participates in cooperative advertising with its vendors under which a portion of advertising costs are reimbursed to the Company. Advertising expenditures, net of cooperative advertising reimbursements, were $33.0 million, $30.8 million, and $51.4 million in 2001, 2000, and 1999, respectively.

     Pre-Opening Costs: Pre-opening costs associated with new store openings are expensed as incurred.

     Store Closing Costs: The Company provides for future net lease obligations, severance payments and other expenses related to store closings in the period that the Company commits to a plan of exit. Reserves are evaluated periodically based on actual costs incurred and changing market conditions, and are adjusted for significant changes in estimates.

     Income Taxes: The Company provides for income taxes currently payable or receivable, deferred income taxes resulting from temporary differences between the book and tax bases of assets and liabilities, and valuation allowances on its deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes."

     Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries were maintained in their functional currencies and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Assets and liabilities were translated at current exchange rates existing at the balance sheet date and stockholders' equity was translated at historical exchange rates. Revenues and expenses were translated at the average exchange rate for the period. In 1999, the Company recognized cumulative translation adjustments of $2.8 million due to the deconsolidation of Mega Sports and the discontinuance of operations in Canada.

     Comprehensive Income: Comprehensive income represents the change in equity arising from non-owner sources, including net income (loss) and other comprehensive income items such as foreign currency

                           THE SPORTS AUTHORITY, INC.

translation adjustments and minimum pension liability adjustments. Prior to 2000, the Company's comprehensive income (loss) consisted of net income (loss) and foreign currency translation adjustments. In 2000 and 2001, comprehensive income consisted of net income.

     New Accounting Pronouncements: In October 2001, the FASB issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121. SFAS 144 retains many of the provisions of SFAS 121 with respect to assets held for use, but significantly changes the criteria for classifying assets as held for sale. Additionally, SFAS 144 expands the scope of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of the statement will have a material effect on the Company's financial position or results of operations.

     In May 2000, the Emerging Issues Task Force ("EITF") reached a consensus in EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," which is effective for quarters beginning after March 15, 2001. Under this pronouncement, the estimated cost of sales incentives such as coupons and rebates must be treated as a reduction of revenue in the period in which the related sale is recognized. The Company historically classified the cost of such incentives as a component of merchandise costs or as selling, general and administrative ("SG&A") expense. The Company adopted Issue No. 00-14 in the first quarter of 2001. This adoption had no impact on the Company's results of operations, other than the reclassification of such costs in the statement of operations for the periods presented. For the year ended February 3, 2001, the reclassification resulted in reductions of sales, merchandise costs and SG&A expense of $13.0 million, $7.9 million, and $5.1 million, respectively. No reclassification was made for years prior to fiscal 2000 as such incentives were nominal in amount.

     Reclassification: Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

NOTE 3:  CHANGE IN ACCOUNTING METHOD

     In the first quarter of 2001, the Company changed its method of accounting for inventories from the retail inventory method to the lower of weighted average cost or market method. The Company believes the weighted average cost method is preferable because it results in greater precision in valuing inventories and cost of goods sold, and enables a better matching of revenues and cost of goods sold. The effect of the change as of the beginning of the year was a charge of $0.5 million, or $0.02 per share, which has been reflected as a cumulative effect of a change in accounting principle in the Consolidated Statements of Operations. The effect of the change on income before extraordinary gain for the fiscal year ended February 2, 2002, and the pro-forma effect on prior years, is not determinable.

NOTE 4:  INVESTMENTS AND AFFILIATES

  JAPANESE JOINT VENTURE:

     The Company has a license agreement with Mega Sports which permits Mega Sports to use certain trademarks, technology and know-how of the Company in exchange for royalties of 1.0% of Mega Sports' gross sales in 1999, 1.1% in 2000 and 1.2% in 2001 through 2005. Mega Sports has the option of extending the license agreement for three ten-year periods expiring in 2035. The Company's results of operations in 2001, 2000, and 1999 include royalties of $3.1 million, $2.4 million, and $1.6 million, respectively, pursuant to the license agreement. Fiscal 1999 results also include a $5.0 million gain on deconsolidation due to a reduction in the Company's ownership interest in the joint venture from 51.0% to 8.4%. Subsequent to February 2, 2002, the Company exercised an option to purchase additional shares in Mega Sports pursuant to its joint venture agreement with AEON. The Company paid AEON $0.5 million for the shares and increased its ownership from 8.4% to 19.9%.

                           THE SPORTS AUTHORITY, INC.

 E-COMMERCE RELATIONSHIP:

     As a result of the Company's e-commerce relationship with Global Sports, the Company received warrants to purchase shares of Global Sports common stock. In 2001, the Company exercised the warrants on a net settlement basis and subsequently sold the shares for net proceeds of $2.5 million, which has been reflected as a gain on sale of investment securities in the Consolidated Statements of Operations. As a result of these transactions, the Company held no further stock or warrant interest in Global Sports as of February 2, 2002.

     Royalties under the License and E-Commerce Agreement with GSI were $0.2 million in 2001. Royalties earned under the prior joint venture and licensing arrangement were $0.2 million in 2000, and were nominal in 1999.

NOTE 5:  RESTRUCTURING AND IMPAIRMENT CHARGES

 STORE EXIT COSTS:

     In 2001, the Company recorded store exit costs of $5.6 million related to the adjustment of reserves for previously closed stores. The charge resulted from: (i) revised estimates of the time to market remaining idle properties and anticipated sublease rates, (ii) payment of lease termination fees for two previously closed store sites which exceeded the recorded obligations for these stores, partially offset by (iii) a reversal of reserves for one store which the Company will reopen in 2002. The Company regularly evaluates the adequacy of its store exit reserves based on recent broker analyses, general economic conditions, current trends in the real estate market, and historical experience with respect to marketing its closed store sites. No stores were closed or approved for closure in 2001.

     The Company recorded store exit charges of $2.8 million, $8.9 million and $39.4 million in 2000, 1999 and 1998, respectively. The 2000 charge included a $4.0 million increase in reserves established under prior store exit plans, partially offset by a net $1.2 million gain on the lease termination of one store approved for closure in 2000 pursuant to a favorable lease buy out agreement. This store was vacated in the fourth quarter of 2000.

     The 1999 charge related primarily to closure of five Canadian and two U.S. stores, all of which were closed in 2000. The Company ceased its Canadian operations based on the decision to focus the Company's resources on its core domestic market. The Company's results of operations include sales of $3.4 million and $28.4 million in 2000 and 1999, respectively, from the Canadian stores, and operating income (loss) before restructuring charges of $0.2 million and ($4.4) million, respectively. During 1998, the Company recorded a charge of $39.4 million related to the announced closure of 18 underperforming stores, including two in Canada. As a result of favorable market and lease factors, the Company decided not to close three of these stores and reversed its exit reserves for these stores in 1999. The remaining 15 stores were closed in the first quarter of 1999.

     With the 2001 lease terminations, the Company has cumulatively assigned or terminated its lease obligations at 13 stores and entered into long-term subleases at three others. The Company is actively marketing the remaining closed store sites, which include five leased and two owned properties. The current portion of store exit reserves was $4.2 million as of February 2, 2002.

                           THE SPORTS AUTHORITY, INC.

     Following is a summary of activity in the store exit reserves:

                                         LEASE AND
                                          RELATED     FIXED    EMPLOYEE
                                        OBLIGATIONS   ASSETS   SEVERANCE   OTHER    TOTAL
                                        -----------   ------   ---------   -----   --------
                                                          (In thousands)
Balance at January 29, 2000...........   $ 32,472     $ 274      $ 248     $ 809   $ 33,803
Reserves for 2000 store closing.......        194        --        100       174        468
Adjustment of prior year reserves.....      3,519      (167)                 676      4,028
Payments and asset disposals..........    (14,551)      (25)      (345)     (992)   (15,913)
                                         --------     -----      -----     -----   --------
Balance at February 3, 2001...........     21,634        82          3       667     22,386
Adjustment of prior year reserves.....      5,180        --         (3)      376      5,553
Payments and asset disposals..........    (13,892)      (82)        --      (563)   (14,537)
                                         --------     -----      -----     -----   --------
Balance at February 2, 2002...........   $ 12,922     $  --      $  --     $ 480   $ 13,402
                                         ========     =====      =====     =====   ========

 CORPORATE RESTRUCTURING:

     During the first quarter of 2001, the Company approved a corporate restructuring plan to consolidate certain departmental functions. In conjunction with this plan, the Company eliminated 44 positions and recorded a charge of $0.8 million for employment termination benefits. The Company has a remaining reserve of approximately $0.1 million under the plan.

     In 1998, the Company recorded a $3.9 million charge for employment contract obligations to several departing executives. In the first quarter of 1999, the Company negotiated the settlement of one contract and reduced the corporate restructuring reserve by $0.7 million. The Company has satisfied its obligations under these contracts.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company recorded impairment charges under SFAS 121 of $41.9 million and $13.5 million in 1999 and 1998, respectively. The Company wrote down assets at 40 stores in 1999, and six stores in 1998, based on a determination that the carrying value of assets at these locations exceeded estimated future cash flows. The 1999 charge included a write off of assets at seven stores to be closed or relocated.

     In 1999, the Company changed its method of evaluating the recoverability of goodwill from the undiscounted cash flow method to the market value method. Under the market value method, impairment is measured by the excess of the Company's net book value over its market capitalization. The change in method resulted in the write-off of the remaining carrying value of goodwill of $46.9 million. This change represented a change in method which is inseparable from a change in estimate and, accordingly, the effect of the change was reflected as an impairment charge in the accompanying 1999 statement of operations.

NOTE 6:  RECEIVABLES AND OTHER CURRENT ASSETS

     Receivables and other current assets consists of the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
Accounts receivable, net of allowances of $1,253 and $964,
  respectively..............................................    $19,813       $31,802
Prepaid expenses............................................     12,877        13,720
                                                                -------       -------
  Total.....................................................    $32,690       $45,522
                                                                =======       =======

                           THE SPORTS AUTHORITY, INC.

     Accounts receivable include vendor receivables for entitlements such as cooperative advertising, credit card receivables for merchandise sales, and other receivables arising in the ordinary course of business.

NOTE 7:  PROPERTY AND EQUIPMENT

     Net property and equipment consists of the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (In thousands)
Land........................................................   $  38,946     $  20,441
Buildings...................................................      65,051        36,213
Leasehold improvements......................................      64,306        69,515
Furniture, fixtures and equipment...........................     217,142       231,093
Property under capital leases...............................       5,213         5,243
Construction in progress....................................          --           679
                                                               ---------     ---------
                                                                 390,658       363,184
Less -- accumulated depreciation and amortization...........    (177,667)     (212,733)
                                                               ---------     ---------
  Total.....................................................   $ 212,991     $ 150,451
                                                               =========     =========

NOTE 8:  OTHER ASSETS AND DEFERRED CHARGES

     Other assets and deferred charges consist of the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (In thousands)
Prepaid rent................................................    $    --       $24,165
Lease costs, net............................................      5,740         5,116
Note receivable.............................................      4,983         4,811
Loan fees, net..............................................      2,335         1,431
Deferred loss on sale-leaseback.............................      2,090         1,979
Deposits and other..........................................      1,096         1,535
                                                                -------       -------
  Total.....................................................    $16,244       $39,037
                                                                =======       =======

     Prepaid rent relates to the Company's purchase of certain mortgage notes. The Company was a wholly owned subsidiary of Kmart Corporation ("Kmart") from its acquisition in 1990 until its Initial Public Offering ("IPO") on November 23, 1994. Prior to the IPO, Kmart arranged financing for development of five Company store sites under which leases on each of the stores served as collateral for certain mortgage pass-through certificates (the "Certificates"). Pursuant to a related Note Put Agreement, Certificate holders were permitted to require the Company or, upon the Company's failure, Kmart to repurchase the underlying mortgage notes (the "Mortgage Notes") in certain events, including the failure by Kmart to maintain required debt ratings. In January 2002, the Mortgage Notes were put to the Company as a result of a downgrade in Kmart's debt rating. The Company paid $25.3 million in principal and accrued interest, and financed the purchase with borrowings under the Credit Facility. As the holder of the Mortgage Notes, the Company will receive annual principal and semi-annual interest payments, at rates between 9.87% and 10.05%, which will essentially be funded by the Company's own payments under its collateralized store leases. As such, the principal amount of the Mortgage Notes has been included as prepaid rent in the Consolidated Balance Sheet.

                           THE SPORTS AUTHORITY, INC.

     Lease costs consist of costs to acquire or execute leases, which are deferred and amortized on a straight-line basis over the remaining lease terms of the stores. Deferred lease costs at February 2, 2002 relate primarily to the unamortized acquisition costs for eight store leases, two of which were acquired from a competitor in fiscal 2000 for $2.0 million.

     Note receivable consists of the Company's participation in a privately placed mortgage note. The Company paid Kmart $5.5 million in principal and accrued interest in June 1996 for participation in the note. Principal is payable annually and interest is payable semi-annually at a rate of 8.4%. The note has a remaining term of 13 years.

     Loan fees relate to the Credit Facility and are prepaid and amortized on a straight-line basis over the term of the Credit Facility or the fee period, as applicable.

     In 1999, the Company sold eight properties for an aggregate sales price of $46.8 million under a sale-leaseback agreement with SPI Holdings, LLC. The transaction resulted in a $3.1 million loss, of which $0.9 million, representing the excess of the carrying value of the assets sold over their fair market value, was recognized in 1999. The remaining loss was deferred and will be amortized over the original lease term, which is 20 years for all properties. The Company completed a second sale-leaseback transaction in 2001, which is discussed in Note 12.

NOTE 9:  INCOME TAXES

     Income (loss) before income taxes, extraordinary gain and the cumulative effect of the change in accounting principle is as follows:

                                                           1999       2000     2001
                                                         ---------   ------   -------
                                                                (In thousands)
United States..........................................  $(130,985)  $6,250   $12,305
Foreign................................................    (12,355)     529        --
                                                         ---------   ------   -------
     Total.............................................  $(143,340)  $6,779   $12,305
                                                         =========   ======   =======

     The provision for income taxes consists of:

                                                           1999       2000     2001
                                                         ---------   ------   -------
                                                                (In thousands)
Current:
  Federal..............................................  $ (18,599)  $1,741   $    --
  State and local......................................      1,685      259        --
                                                         ---------   ------   -------
     Total current.....................................    (16,914)   2,000        --
                                                         ---------   ------   -------
Deferred:
  Federal..............................................     34,012       --        --
  State and local......................................      3,596       --        --
  Foreign..............................................      5,705       --        --
                                                         ---------   ------   -------
     Total deferred....................................     43,313       --        --
                                                         ---------   ------   -------
     Total.............................................  $  26,399   $2,000   $    --
                                                         =========   ======   =======

                           THE SPORTS AUTHORITY, INC.

     The provision for income taxes is included in the Company's Statements of Operations as follows:

                                                           1999      2000      2001
                                                         --------   -------   -------
                                                                (In thousands)
Income tax expense.....................................  $ 22,721   $    --   $    --
Income tax expense on extraordinary gain...............     3,678     2,000        --
                                                         --------   -------   -------
     Total.............................................  $ 26,399   $ 2,000   $    --
                                                         ========   =======   =======

     A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

                                                           1999      2000      2001
                                                         --------   -------   -------
                                                                (In thousands)
Federal statutory rate.................................  $(46,951)  $ 9,599   $ 4,322
State and local taxes, net of federal tax benefit......     3,433       168        --
Change in valuation allowance and utilization of
  operating loss carryforwards.........................    61,958    (9,271)   (4,513)
Goodwill and other non-deductible items................    17,087        70       191
Foreign tax rate differential..........................    (1,167)       --        --
Other..................................................    (7,961)    1,434        --
                                                         --------   -------   -------
     Total.............................................  $ 26,399   $ 2,000   $    --
                                                         ========   =======   =======

     Deferred tax assets and liabilities resulted from the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (In thousands)
Deferred tax assets:
  Inventory.................................................   $    541      $     --
  Short-term accruals and other liabilities.................     12,084        14,831
  Long-term accruals and other liabilities..................     14,907        15,634
  Canada excess liabilities.................................        907         1,227
  Restructuring charges.....................................     25,945        22,858
  Net operating loss carryforwards..........................      6,927        10,972
  Tax credit carryforwards..................................      2,118         2,278
  Other.....................................................      2,613         2,575
                                                               --------      --------
     Total deferred tax assets..............................     66,042        70,375
     Less: valuation allowance..............................    (52,687)      (49,610)
                                                               --------      --------
     Deferred tax assets, net of allowance..................     13,355        20,765
                                                               --------      --------
Deferred tax liabilities:
  Inventory.................................................         --         5,444
  Property and equipment....................................     12,550        14,823
  Other.....................................................        805           498
                                                               --------      --------
     Total deferred tax liabilities.........................     13,355        20,765
                                                               --------      --------
     Net deferred tax assets................................   $     --      $     --
                                                               ========      ========

                           THE SPORTS AUTHORITY, INC.

     The Company has a net operating loss carryforward for federal income tax purposes of approximately $9.9 million, which will expire in 2019. In addition, the Company has $0.7 million of various federal tax credit carryforwards that expire in varying amounts through 2007, and approximately $1.6 million of federal alternative minimum tax credit carryforwards which are not subject to expiration. State income tax net operating loss carryforwards are approximately $152.0 million and expire in varying amounts through 2021. The federal and state net operating loss and tax credit carryforwards could be subject to limitation if, within any three year period prior to the expiration of the applicable carryforward period, there is more than a 50% change in the ownership of the Company.

     In 1999, the Company established a valuation allowance of $62.0 million on its net deferred tax assets, based on the presumption that the realization of such assets could not be reasonably assured given the losses incurred by the Company at that time. Additionally, in 1999, the Company wrote off approximately $5.7 million of deferred tax assets attributable to its Canadian subsidiary that could not be realized as a result of the Company's decision to terminate its operations in Canada. The valuation allowance was reduced by $3.1 million and $9.3 million in 2001 and 2000, respectively, principally as a result of the utilization of federal and state net operating loss carryforwards and other changes in deferred taxes. Further reductions in the valuation allowance will be made as the deferred tax assets are realized or when management believes the aforementioned presumption can be overcome, principally by sufficient profitable results.

NOTE 10:  CURRENT DEBT

     Current debt consists of the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (In thousands)
5.25% Convertible Subordinated Notes........................   $ 44,767      $     --
Current portion of capital lease obligations................        989           999
                                                               --------      --------
  Total.....................................................   $ 45,756      $    999
                                                               ========      ========

     The remaining Notes obligation was repaid on the September 17, 2001 maturity date. The Company began purchasing the Notes on the open market in 1999, and recorded extraordinary gains on the early retirement of debt, net of tax, of $0.5 million, $18.6 million and $5.5 million in 2001, 2000 and 1999, respectively.

NOTE 11:  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (In thousands)
Revolving Credit Facility...................................   $203,857      $179,100
Long-term portion of capital lease obligations..............      1,243           233
                                                               --------      --------
  Total.....................................................   $205,100      $179,333
                                                               ========      ========

     The Credit Facility with a group of lenders led by Fleet Retail Finance, Inc. provides up to $335 million of borrowing line through September 2003. Borrowings under the Credit Facility are secured by a pledge of inventories, accounts receivable, the Mortgage Notes and certain owned real estate. In August 2000, the Company mortgaged 19 owned store sites, with a net book value of $83.5 million, in conjunction with an amendment to increase the line of credit from $275 million to the current $335 million commitment. One additional property with a net book value of $2.6 million was mortgaged in early 2001. As a result of the 2001

                           THE SPORTS AUTHORITY, INC.

sale-leaseback transaction, mortgaged real estate has been reduced to ten owned store locations with a current book value of $40.3 million.

     Borrowings bear interest at the election of the Company at either the Base Rate or the Eurodollar Rate, both as defined in the Credit Facility. The Eurodollar Rate includes an interest rate margin ranging from 1.75% to 2.25%, based on Collateral Availability, except that from August 2000 to January 31, 2001 the margin was fixed at 2.25%. Subsequent to January 31, 2001, the Company paid a margin of 1.75% to 2.0%.

     The Credit Facility contains no financial covenants, but does contain a "springing" covenant which requires that rolling four-quarter earnings before interest, depreciation and amortization ("EBITDA") equal or exceed $30.0 million in the event that Collateral Availability falls below $40.0 million. Additionally, the Credit Facility contains restrictions with respect to the acquisition of assets, investments and indebtedness, and prohibits payment of dividends. In 2001, the Company received a waiver from the lenders under the Credit Facility to permit the purchase of the Mortgage Notes.

     The Company's weighted average interest rates on borrowings under the Credit Facility were 5.8%, 9.1%, and 7.4% in 2001, 2000, and 1999, respectively.

NOTE 12:  OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consists of the following:

                                                              FEBRUARY 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
                                                                   (In thousands)
Step rent accrual...........................................    $32,267       $33,683
Long-term portion of store exit reserve.....................      9,751         9,287
Deferred gain on sale-leaseback.............................         --           800
                                                                -------       -------
  Total.....................................................    $42,018       $43,770
                                                                =======       =======

     A majority of the Company's store leases contain escalation clauses. Rental expense for such leases is recognized on a straight-line basis with the difference between current minimum lease payments and straight-line expense recorded as step rent.

     Store exit reserves consist primarily of accrued lease obligations and other occupancy costs, net of estimated future sublease income, related to the Company's closed store sites. (See Note 5.)

     In October 2001, the Company sold ten previously owned store locations pursuant to a sale-leaseback agreement with Realty Income Corporation ("RIC"). The Company will continue to operate these stores under 20-year leases with RIC. The Company received net cash proceeds on the transaction of $43.9 million and recorded a deferred gain of $0.8 million, which will be amortized over the term of the leases. The Company used the proceeds from the transaction to reduce borrowings under the Credit Facility.

NOTE 13:  COMMITMENTS AND CONTINGENCIES

     Kmart guarantees approximately 56 leases which were in effect, or committed to, as of the date of the Company's IPO. Pursuant to a Lease Guaranty, Indemnification and Reimbursement Agreement ("Indemnification Agreement"), the Company has agreed to indemnify Kmart for any losses incurred by Kmart as a result of actions or omissions on the part of the Company, as well as for all amounts paid by Kmart pursuant to Kmart's guarantees of the Company's leases. In addition, Kmart has certain rights to acquire leased stores guaranteed by Kmart if its losses or unreimbursed guaranty payments exceed certain levels or the Company fails to meet certain financial performance ratios. In February 2002, Kmart filed for bankruptcy protection.

                           THE SPORTS AUTHORITY, INC.

This filing, and the potential discharge of Kmart's obligations under its guarantees, will not impact the Company's rights or obligations under the store leases.

     The Company is one of thirty-three defendants, including firearms manufacturers and retailers, in City of Chicago and County of Cook v. Beretta U.S.A. Corp. et al, Circuit Court of Cook County, Illinois. This suit was served on the Company in November 1998. The complaint was based on legal theories of public nuisance and negligent entrustment of firearms and alleged that the defendants distributed, marketed and sold firearms in the portion of Cook County outside Chicago that are found illegally in Chicago. The complaint sought damages allocated among the defendants exceeding $433 million to compensate the City of Chicago and Cook County for their alleged costs resulting from the alleged public nuisance. The complaint also sought punitive damages and injunctive relief imposing additional regulations on the methods the defendants used to distribute, market and sell firearms in Cook County. In February 2000, the Court dismissed the complaint's negligent entrustment count. The plaintiffs filed an amended complaint with the Court's permission in March 2000, which contains both the public nuisance and negligent entrustment counts. In September 2000, the Circuit Court of Cook County, Illinois granted the motions of the defendants to dismiss the amended complaint in its entirety, with prejudice. In October 2000, the plaintiffs appealed to the Appellate Court of Illinois, First Judicial District which heard oral arguments on the appeal in December 2001. The Company is currently unable to predict the outcome of this case.

     There are various other claims, lawsuits and pending actions against the Company incident to its operations. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's liquidity, financial position or results of operations.

NOTE 14:  LEASES

     The Company conducts operations primarily in leased facilities. Store leases are generally for terms of 10 to 25 years with multiple five-year renewal options that allow the Company to extend the term of the lease up to 25 years beyond the initial noncancelable term. Certain leases require the Company to pay additional amounts, including rental payments based on a percentage of sales, and executory costs related to taxes, maintenance and insurance. Some selling space has been sublet to other retailers in certain of the leased facilities. The Company also leases certain equipment used in the course of operations under operating leases.

     Future minimum lease payments under noncancelable operating leases at February 2, 2002 were as follows:

                                                               (In thousands)
Year:
  2002......................................................     $  102,665
  2003......................................................        100,860
  2004......................................................         99,694
  2005......................................................         95,326
  2006......................................................         91,707
  Later years...............................................        694,413
                                                                 ----------
     Total minimum lease payments...........................      1,184,665
     Less: minimum sublease rental income...................        (17,699)
                                                                 ----------
     Net minimum lease payments.............................     $1,166,966
                                                                 ==========

                           THE SPORTS AUTHORITY, INC.

     A summary of operating lease rental expense and sublease income follows:

                                                           1999      2000      2001
                                                          -------   -------   -------
                                                                (In thousands)
Minimum rentals.........................................  $89,482   $96,067   $94,344
Percentage rentals......................................      (69)       19        32
Less: sublease income...................................   (1,038)   (1,039)   (1,391)
                                                          -------   -------   -------
  Total.................................................  $88,375   $95,047   $92,985
                                                          =======   =======   =======

NOTE 15:  EMPLOYEE RETIREMENT PLANS

     Employees of the Company who meet certain requirements as to age and service are eligible to participate in The Sports Authority 401(k) Savings and Profit Sharing Plan and highly compensated employees, as defined, are also eligible to participate in The Sports Authority Supplemental 401(k) Savings and Profit Sharing Plan. The Company's expense related to these plans was $2.0 million in both 2001 and 2000, and $2.4 million in 1999.

     The Company has an unfunded supplemental executive retirement plan for certain executives of the Company. Pension benefits earned under the plan are primarily based on years of service at the level of Vice President or higher after June 1990 and average compensation, including salary and bonus. Pension expense was $0.3 million in 2001, $0.4 million in 2000, and $0.8 million in 1999. The accrued unfunded pension liability, including obligations assumed by the Company related to the Kmart supplemental executive retirement plan, was $3.0 million, $2.2 million, and $1.9 million as of February 2, 2002, February 3, 2001, and January 29, 2000, respectively.

NOTE 16:  STOCK PURCHASE, STOCK OPTION AND RESTRICTED STOCK PLANS

     The Company has an Employee Stock Purchase Plan (the "Employee Plan") which allows the Company's employees to purchase shares of the Company's common stock at a 15% discount from its fair market value. Shares purchased through the Employee Plan are restricted from sale or transfer for one year from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events. In June 2001, the Employee Plan was amended to increase the number of shares available for issuance.

     In February 2001, the Company adopted the Salaried Employees' Stock Option and Stock Award Plan (the "Salaried Plan"). As a broadly-based plan, the Salaried Plan was not submitted to the Company's shareholders for approval. Under the plan, 1,600,000 shares have been reserved for issuance under stock option and stock awards to full-time salaried employees other than "executive officers," as defined in the plan. The exercise price of options granted under the plan may not be less than the fair value per share of common stock at grant date. The Compensation Committee of the Board (the "Committee") has sole discretion to determine the vesting and exercisability provisions of each option granted. In general, the term of each option may not exceed ten years from the date of grant. The Committee has sole discretion to determine the restricted period for each grant of restricted shares under the plan. In order for shares to vest, the employee must remain in the employ of the Company during the restricted period, except in certain circumstances and unless otherwise determined by the Committee. Exercisability of stock options, and the restricted period on restricted stock awards, is accelerated on a change in control of the Company, as defined in the Salaried Plan, and in certain other events. The plan expires in March 2006.

     In June 2000, the Company's shareholders approved the adoption of the 2000 Stock Option and Stock Award Plan (the "2000 Plan"), which merged and replaced the 1994 Stock Option Plan (the "1994 Plan") and the 1996 Stock Option and Restricted Stock Plan (the "1996 Plan"). Shares available for grant are

                           THE SPORTS AUTHORITY, INC.

4,273,783, which is the aggregate number of shares formerly reserved for issuance under the 1994 Plan and the 1996 Plan. No more than 2,000,000 shares may be used for grant of stock awards. All other terms and provisions of the 2000 Plan with respect to vesting, price, exercisability and restricted periods are substantially identical to those of the Salaried Plan. The 2000 Plan expires in March 2006. In September 2001, the Company extended a tender offer to eligible non-executive employees who were active employees as of the tender offer date to buy back eligible options issued under the 1996 Plan and the 1994 Plan. The Company purchased and canceled 285,273 options at an aggregate purchase price of $0.2 million pursuant to the tender offer.

     In May 1999, the Company's shareholders approved the Performance Unit Plan as an additional long-term incentive compensation opportunity. Under this plan, executive officers and certain other employees are eligible to receive cash payments based upon the Company's attainment of an earnings per share target measured over a three year performance period, unless otherwise specified by the Committee. The number of target performance units (with an initial unit value of $1.00 and a maximum unit value of $2.00) are established at the beginning of a performance period for each participant based on the participant's role and responsibilities and competitive levels of long- term compensation. The plan is designed to be self-funding out of the Company's earnings and involves no shareholder dilution. The Company recognized $2.2 million and $1.2 million in compensation expense under this plan during 2001 and 2000, respectively. No compensation expense was recognized in 1999.

     The Company recognizes compensation expense for restricted shares granted under the stock plans on a straight-line basis over the restricted period. The Company's expense related to grants of restricted stock was $0.2 million, $0.4 million and $0.3 million in 2001, 2000, and 1999, respectively.

     A summary of stock option activity is as follows:

                                     1999                    2000                     2001
                            ----------------------   ---------------------   ----------------------
                                          WEIGHTED                WEIGHTED                 WEIGHTED
                                          AVERAGE                 AVERAGE                  AVERAGE
                                          EXERCISE                EXERCISE                 EXERCISE
                              SHARES       PRICE       SHARES      PRICE       SHARES       PRICE
                            -----------   --------   ----------   --------   -----------   --------
Outstanding at beginning
  of year.................    2,934,197    $12.36     2,859,927    $ 8.61      3,472,260    $5.73
  Granted.................    1,469,725      3.97     1,478,050      2.35      1,224,118     3.64
  Exercised...............           --        --            --        --           (544)    4.15
  Canceled................   (1,543,995)    11.32      (865,717)     9.46     (1,049,538)    9.59
                            -----------              ----------              -----------
Outstanding at end of
  year....................    2,859,927      8.61     3,472,260      5.73      3,646,296     3.94
                            ===========              ==========              ===========
Exercisable at end of
  year....................      773,202     14.35       827,760     13.52        582,478     7.78
                            ===========              ==========              ===========
Weighted average fair
  value of options granted
  during year.............  $      1.82              $     1.19              $      1.80

                           THE SPORTS AUTHORITY, INC.

     A summary of stock options outstanding at February 2, 2002 is as follows:

                                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                    -------------------------------------------   -------------------------
                                                        WEIGHTED       WEIGHTED                    WEIGHTED
                                    OUTSTANDING AT       AVERAGE       AVERAGE    EXERCISABLE AT   AVERAGE
                                     FEBRUARY 2,        REMAINING      EXERCISE    FEBRUARY 2,     EXERCISE
RANGE OF EXERCISE PRICES                 2002        LIFE (IN YEARS)    PRICE          2002         PRICE
------------------------            --------------   ---------------   --------   --------------   --------
$1.50 - $ 4.25....................    2,835,155            8.3          $ 2.86       278,871        $ 4.10
 4.26 -   5.45....................      392,584            7.4            4.86        40,000          4.44
 5.46 -  27.25....................      418,557            6.0           10.35       263,607         12.17
                                      ---------                                      -------
                                      3,646,296            8.0            3.94       582,478          7.78
                                      =========                                      =======
Available for grant at end of
  year............................    1,526,135
                                      =========

     The Company used the Black-Scholes option pricing model with the following weighted average assumptions in determining the fair value of options granted in 2001, 2000 and 1999: expected volatility of 50%, 49%, and 43%, respectively; risk-free interest rates of 4.8%, 6.3%, and 5.6%, respectively; and an expected life of five years. The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its plans. Since the exercise prices of stock options granted equal or exceed the market value of the Company's stock on date of grant, no compensation cost has been recognized for the stock option plans. If, under Statement of Financial Accounting Standards No. 123, the Company determined compensation costs based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the pro forma amounts below:

                                                         1999          2000         2001
                                                      -----------    ---------    ---------
                                                      (In thousands, except per share data)
Net income (loss)
  As reported.......................................   $(160,544)     $25,426      $12,350
  Pro forma.........................................    (161,301)      24,800       11,735
Basic earnings (loss)
  per common share
  As reported.......................................   $   (5.02)     $   .78      $   .38
  Pro forma.........................................       (5.04)         .77          .36
Diluted earnings (loss)
  per common share
  As reported.......................................   $   (5.02)     $   .78      $   .37
  Pro forma.........................................       (5.04)         .77          .35

NOTE 17:  SHAREHOLDER RIGHTS PLAN

     In September 1998, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one "Right" per outstanding share of common stock. Each Right entitles the stockholder to buy a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Shares (a "Unit") or, in certain circumstances, a combination of securities and assets of equivalent value at a purchase price of $50 per Unit, subject to adjustment. Each Unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock. In September 2001, the Company entered into the Amended and Restated Rights Agreement, which extended the expiration date of the rights from October 5, 2001 to September 11, 2011, and reduced the purchase price to $35 per Unit.

     The Rights become exercisable only if (i) a person or group acquires 20% or more of the Company's outstanding common stock, or (ii) a person or group announces a tender offer for 20% or more of the

                           THE SPORTS AUTHORITY, INC.

Company's outstanding common stock. In certain events the Rights entitle each stockholder to receive shares of common stock having a value equal to two times the exercise price of the Right, and the Rights of the acquiring person or group will become null and void. These events include, but are not limited to (i) a merger in which the Company is the surviving corporation, and (ii) acquisition of 20% or more of the Company's outstanding common stock other than through a tender offer that provides fair value to all shareholders. If the Company is acquired in a merger in which it is not the surviving corporation, or more than 50% of its assets or earning power is sold or transferred, each holder of a Right will have the right to receive, upon exercise, common shares of the acquiring company. The Company can redeem each Right for $.01 at any time prior to the Rights becoming exercisable.

NOTE 18:  QUARTERLY HIGHLIGHTS (UNAUDITED)

                                                        2000 QUARTER ENDED
                                             -----------------------------------------
                                              APRIL       JULY     OCTOBER    JANUARY
                                             --------   --------   --------   --------
                                               (In thousands, except per share data)
Sales......................................  $351,554   $387,452   $331,919   $414,914
Cost of merchandise sold...................   265,383    282,135    242,155    300,405
Operating income (loss)....................    (3,992)    12,076        374     19,065
Income (loss) before extraordinary gain and
  cumulative effect of accounting change...    (8,219)     6,743     (4,649)    12,904
Net income (loss)..........................     8,970      8,184     (4,649)    12,921
Diluted earnings (loss) before
  extraordinary gain per common share......     (0.25)      0.21      (0.14)      0.38
Diluted earnings (loss) per common share...      0.28       0.25      (0.14)      0.38

                                                        2001 QUARTER ENDED
                                             -----------------------------------------
                                              APRIL       JULY     OCTOBER    JANUARY
                                             --------   --------   --------   --------
                                               (In thousands, except per share data)
Sales......................................  $339,371   $370,780   $304,824   $400,577
Cost of merchandise sold...................   251,256    266,556    221,516    289,425
Operating income (loss)....................    (1,117)    10,839     (1,814)    15,191(a)
Income (loss) before extraordinary gain and
  cumulative effect of accounting change...    (6,047)     7,254     (4,524)    15,622
Net income (loss)..........................    (6,329)     7,581     (4,524)    15,622
Diluted earnings (loss) before
  extraordinary gain and accounting change
  per common share.........................     (0.18)      0.22      (0.14)      0.48
Diluted earnings (loss) per common share...     (0.19)      0.23      (0.14)      0.47

---------------

(a) During the fourth quarter of 2001, the Company recorded an adjustment of $3.7 million to increase store exit reserves established for previously closed store sites.

                           THE SPORTS AUTHORITY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   13 WEEKS ENDED
                                                              -------------------------
                                                              MAY 5, 2001   MAY 4, 2002
                                                              -----------   -----------
                                                                     (Unaudited)
                                                              (In thousands, except per
                                                                     share data)
Sales.......................................................   $339,371      $353,478
License fee income..........................................        716         1,004
                                                               --------      --------
                                                                340,087       354,482
                                                               --------      --------
Cost of merchandise sold, including buying and occupancy
  costs.....................................................    251,256       258,663
Selling, general and administrative expenses................     89,148        92,355
Pre-opening expense.........................................         --           525
                                                               --------      --------
                                                                340,404       351,543
                                                               --------      --------
Corporate restructuring.....................................        800            --
                                                               --------      --------
  Operating income (loss)...................................     (1,117)        2,939
Interest, net...............................................     (4,930)       (1,235)
                                                               --------      --------
Income (loss) before extraordinary gain and cumulative
  effect of change in accounting principle..................     (6,047)        1,704
Extraordinary gain..........................................        221            --
Cumulative effect of change in accounting principle.........       (503)           --
                                                               --------      --------
  Net income (loss).........................................   $ (6,329)     $  1,704
                                                               ========      ========
Basic and diluted earnings (loss) per common share:
  Income (loss) before extraordinary gain and cumulative
     effect of change in accounting principle...............   $  (0.18)     $   0.05
  Extraordinary gain........................................       0.01            --
  Cumulative effect of change in accounting principle.......      (0.02)           --
                                                               --------      --------
  Net income (loss).........................................   $  (0.19)     $   0.05
                                                               ========      ========
Basic weighted average common shares outstanding............     32,547        32,702
                                                               ========      ========
Diluted weighted average common shares outstanding..........     32,547        34,138
                                                               ========      ========

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              FEBRUARY 2, 2002   MAY 4, 2002
                                                              ----------------   -----------
                                                                                 (Unaudited)
                                                                      (In thousands)
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................      $  8,028        $  9,472
  Merchandise inventories...................................       358,119         389,369
  Receivables and other current assets......................        45,522          39,389
                                                                  --------        --------
     Total current assets...................................       411,669         438,230
Net property and equipment..................................       150,451         147,435
Other assets and deferred charges...........................        39,037          38,619
                                                                  --------        --------
     Total Assets...........................................      $601,157        $624,284
                                                                  ========        ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable -- trade.................................      $105,906        $139,393
  Accrued payroll and other liabilities.....................       100,686          99,146
  Current debt..............................................           999             827
  Taxes other than income taxes.............................        10,372          12,629
  Income taxes..............................................         4,968           4,302
                                                                  --------        --------
     Total current liabilities..............................       222,931         256,297
Long-term debt..............................................       179,333         167,381
Other long-term liabilities.................................        43,770          43,194
                                                                  --------        --------
  Total liabilities.........................................       446,034         466,872
Stockholders' equity:
  Common stock, $.01 par value, 100,000 shares authorized,
     32,707 and 32,779 shares issued, respectively..........           327             328
  Additional paid-in capital................................       253,044         253,588
  Deferred compensation.....................................          (395)           (330)
  Accumulated deficit.......................................       (97,333)        (95,629)
  Treasury stock, 56 and 59 shares at cost, respectively....          (520)           (545)
                                                                  --------        --------
     Total stockholders' equity.............................       155,123         157,412
                                                                  --------        --------
     Total Liabilities and Stockholders' Equity.............      $601,157        $624,284
                                                                  ========        ========

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   13 WEEKS ENDED
                                                              -------------------------
                                                              MAY 5, 2001   MAY 4, 2002
                                                              -----------   -----------
                                                                     (Unaudited)
                                                                   (In thousands)
CASH PROVIDED BY (USED FOR):
OPERATIONS
  Net income (loss).........................................   $ (6,329)     $  1,704
  Adjustment to reconcile net income (loss) to operating
     cash flows:
     Depreciation and amortization..........................     10,618         9,918
     Extraordinary gain.....................................       (221)           --
     Cumulative effect of change in accounting principle....        503            --
     Corporate restructuring................................        800            --
     Change in other assets and deferred charges............       (865)          108
     Change in other long-term liabilities..................     (2,896)         (577)
  Cash provided by (used for) current assets and
     liabilities:
     Change in receivables and other current assets.........      1,035         4,136
     Change in inventories..................................     18,413       (31,250)
     Change in accounts payable -- trade....................      8,416        33,493
     Change in accrued payroll and other liabilities........    (16,550)       (1,539)
     Other -- net...........................................      1,694         1,591
                                                               --------      --------
     Net cash provided by operations........................     14,618        17,584
                                                               --------      --------
INVESTING
  Capital expenditures......................................     (2,542)       (6,427)
  Proceeds from sale of securities..........................         --         1,997
                                                               --------      --------
       Net cash used for investing activities...............     (2,542)       (4,430)
                                                               --------      --------
FINANCING
  Borrowings under revolving credit facility, net...........     (6,841)      (11,878)
  Purchase of convertible notes.............................     (4,431)           --
  Proceeds from sale of stock and treasury stock............         83           515
  Debt issuance costs.......................................         --          (100)
  Payment of capital lease obligations......................       (264)         (247)
                                                               --------      --------
     Net cash used for financing activities.................    (11,453)      (11,710)
                                                               --------      --------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................        623         1,444
  Cash and cash equivalents at beginning of year............      7,535         8,028
                                                               --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................   $  8,158      $  9,472
                                                               ========      ========

          See accompanying Notes to Consolidated Financial Statements.

                           THE SPORTS AUTHORITY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1:  BASIS OF PRESENTATION

     The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002. The unaudited financial statements include all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation. Results of operations for the period are not necessarily indicative of the results to be expected for the full year.

     Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

NOTE 2:  RESTRUCTURING RESERVES

 STORE EXIT COSTS:

     In the fourth quarter of 2001, the Company recorded store exit costs of $5.6 million related to the adjustment of reserves for previously closed stores. The charge resulted from: (i) revised estimates of the time to market remaining idle properties and anticipated sublease rates, (ii) payment of lease termination fees for two previously closed store sites which exceeded the recorded obligations for these stores, partially offset by (iii) a reversal of reserves for one store which the Company reopened subsequent to May 4, 2002. The Company regularly evaluates the adequacy of its store exit reserves based on recent broker analyses, general economic conditions, current trends in the real estate market, and historical experience with respect to marketing its closed store sites.

     The Company recorded store exit costs of $2.8 million, $8.9 million and $39.4 million in 2000, 1999 and 1998, respectively. The 2000 charge related principally to a $4.0 million adjustment of reserves for previously closed stores based on changes in the estimated time and rate to sublease or assign certain locations. The charge was partially offset by a net $1.2 million gain on the lease termination of one store approved for closure in 2000 pursuant to a favorable lease buy-out agreement. This store closed in the fourth quarter of 2000.

     The 1999 charge related primarily to closure of five Canadian and two U.S. stores. The Canadian stores were closed in the first quarter of 2000, and the two U.S. stores by the end of the third quarter of 2000. The 1998 charge related to the announced closure of 18 underperforming stores, including two in Canada. As a result of favorable market and lease factors, the Company decided not to close three stores and reversed its exit reserves for these stores in 1999. The remaining 15 stores were closed in the first quarter of 1999. As a result of its store closures, the Company ceased its Canadian operations in 2000.

     To date, the Company has cumulatively assigned or terminated its lease obligations at 13 stores, and entered into long-term subleases at three others. The Company is actively marketing its remaining closed store sites, which include five leased and two owned properties.

     Following is a summary of activity in the store exit reserves for the 13 weeks ended May 4, 2002.

                                                            LEASE AND
                                                             RELATED
                                                           OBLIGATIONS   OTHER    TOTAL
                                                           -----------   -----   -------
                                                                  (In thousands)
Balance at February 2, 2002..............................    $12,922     $480    $13,402
Payments.................................................     (1,608)     (68)    (1,676)
Sublease income..........................................        488       14        502
                                                             -------     ----    -------
Balance at May 4, 2002...................................    $11,802     $426    $12,228
                                                             =======     ====    =======

                           THE SPORTS AUTHORITY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

NOTE 3:  EARNINGS PER SHARE

     The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" ("EPS"), which requires a dual presentation of basic and diluted EPS. A reconciliation of the basic and diluted EPS computations is illustrated below. The calculation of diluted EPS for the quarter ended May 5, 2001 excludes the antidilutive effect of stock options outstanding due to a loss before extraordinary gain and cumulative effect of a change in accounting principle for the period.

                                                                   13 WEEKS ENDED
                                                              -------------------------
                                                              MAY 5, 2001   MAY 4, 2002
                                                              -----------   -----------
                                                              (In thousands, except per
                                                                     share data)
BASIC EPS COMPUTATION
Income (loss) before extraordinary gain and cumulative
  effect of change in accounting principle..................    $(6,047)      $ 1,704
                                                                -------       -------
Weighted average common shares..............................     32,547        32,702
                                                                -------       -------
Basic earnings (loss) before extraordinary gain and
  cumulative effect of change in accounting principle per
  common share..............................................    $  (.18)      $   .05
                                                                =======       =======
DILUTED EPS COMPUTATION
Income (loss) before extraordinary gain and cumulative
  effect of change in accounting principle..................    $(6,047)      $ 1,704
                                                                -------       -------
Weighted average common shares..............................     32,547        32,702
                                                                -------       -------
Effect of stock options.....................................         --         1,436
                                                                -------       -------
  Total shares..............................................     32,547        34,138
                                                                -------       -------
Diluted earnings (loss) before extraordinary gain and
  cumulative effect of change in accounting principle per
  common share..............................................    $  (.18)      $   .05
                                                                =======       =======

NOTE 4:  COMPREHENSIVE INCOME

     Comprehensive income represents the change in equity arising from non-owner sources, including net income (loss) and other comprehensive income items such as foreign currency translation adjustments, gains and losses on available for sale securities, and minimum pension liability adjustments. In the first quarter of 2002 and 2001, the Company had no other comprehensive income items.

NOTE 5:  INCOME TAXES

     No tax provision was recorded in the first quarter of 2002 since the Company expects that it will have a nominal effective tax rate in 2002 due to the availability of federal and state net operating loss carryforwards, as well as the reversal of other tax deductible temporary differences. In 1999, the Company recorded a valuation allowance on 100% of its net deferred tax assets based on a presumption that such tax assets would not be realized due to recurring losses experienced at that time. As of February 2, 2002, the remaining valuation allowance was $49.6 million, which will be reduced as the deferred tax assets are realized or when the Company has generated sufficient income to overcome the presumption that such assets will not be realized.

                           THE SPORTS AUTHORITY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

NOTE 6:  IMPACT OF ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In the first quarter of 2002, the Company adopted FASB Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121. SFAS 144 retains many of the provisions of SFAS 121 with respect to assets held for use, but significantly changes the criteria for classifying assets as held for sale. Additionally, SFAS 144 expands the scope of discontinued operations to include more disposal transactions. The adoption of the statement did not affect the Company's financial position or results of operations as of May 4, 2002, or for the first quarter then ended.

                              [INSIDE BACK COVER]

                    [The Sports Authority logo with graphic]

                            [Photographs of Stores]

                              [BACK OUTSIDE COVER]

                    [The Sports Authority logo with graphic]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and the NASD filing fee) are estimated.

SEC registration fee........................................   $  8,280.00
NASD filing fee.............................................      9,500.00
Printing costs..............................................        *
Legal fees and expenses.....................................    125,000.00
Accounting fees and expenses................................     80,000.00
Transfer agent and registrar fees and expenses..............        *
Miscellaneous...............................................        *
                                                               -----------
          Total.............................................   $    *
                                                               ===========

---------------

* To be completed by amendments.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Restated Certificate of Incorporation provides that we shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), as amended from time to time, indemnify our directors and officers.

     Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The form of underwriting agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement by and among The Sports
          Authority, Inc. and the underwriters named therein.
 5.1      Opinion of Morgan, Lewis & Bockius LLP.
23.1      Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit
          5.1).
23.2      Consent of Ernst & Young LLP.
24.1      Powers of Attorney (contained on signature page to this
          Registration Statement).

     (b) Financial Statement Schedules

     The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes thereto.

ITEM 17.  UNDERTAKINGS

     1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     3. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, the State of Florida, on the 1st day of July, 2002.

                                          THE SPORTS AUTHORITY, INC.

                                          By:     /s/ MARTIN E. HANAKA
                                            ------------------------------------
                                          Name: Martin E. Hanaka
                                          Title: Chairman and Chief Executive
                                          Officer

                               POWERS OF ATTORNEY

     Know all persons by these presents, that each person whose signature appears below constitutes and appoints Martin E. Hanaka, George R. Mihalko and Frank W. Bubb, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement, any and all amendments thereto (including post-effective amendments), any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the securities and exchange commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the date indicated.

                    SIGNATURE                                        TITLE                       DATE
                    ---------                                        -----                       ----

               /s/ MARTIN E. HANAKA                  Chairman, Chief Executive Officer and   July 1, 2002
 ------------------------------------------------        Director (Principal Executive
                 Martin E. Hanaka                                  Officer)


              /s/ GEORGE R. MIHALKO                   Vice Chairman, Chief Administrative    July 1, 2002
 ------------------------------------------------     Officer and Chief Financial Officer
                George R. Mihalko                        (Principal Financial Officer)


                /s/ TODD WEYHRICH                    Senior Vice President and Controller    July 1, 2002
 ------------------------------------------------       (Principal Accounting Officer)
                  Todd Weyhrich


                /s/ A. DAVID BROWN                                 Director                  July 1, 2002
 ------------------------------------------------
                  A. David Brown


            /s/ MARY ELIZABETH BURTON                              Director                  July 1, 2002
 ------------------------------------------------
              Mary Elizabeth Burton

                    SIGNATURE                                        TITLE                       DATE
                    ---------                                        -----                       ----


               /s/ CYNTHIA R. COHEN                                Director                  July 1, 2002
 ------------------------------------------------
                 Cynthia R. Cohen


               /s/ STEVE DOUGHERTY                                 Director                  July 1, 2002
 ------------------------------------------------
                 Steve Dougherty


               /s/ JULIUS W. ERVING                                Director                  July 1, 2002
 ------------------------------------------------
                 Julius W. Erving


               /s/ CAROL A. FARMER                                 Director                  July 1, 2002
 ------------------------------------------------
                 Carol A. Farmer


               /s/ PAUL E. FULCHINO                                Director                  July 1, 2002
 ------------------------------------------------
                 Paul E. Fulchino


              /s/ KEVIN M. MCGOVERN                                Director                  July 1, 2002
 ------------------------------------------------
                Kevin M. McGovern


               /s/ CHARLES H. MOORE                                Director                  July 1, 2002
 ------------------------------------------------
                 Charles H. Moore

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1**    Form of Underwriting Agreement by and among The Sports
          Authority, Inc. and the underwriters named therein.
 5.1**    Opinion of Morgan, Lewis & Bockius LLP.
23.1**    Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit
          5.1).
23.2*     Consent of Ernst & Young LLP.
24.1      Powers of Attorney (contained on signature page to this
          Registration Statement).

---------------

 * Filed as part of this Registration Statement.

** To be filed by amendment.